June 29, 2007

Mr. Joseph A. Foti
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-0402

RE:	Aces Wired, Inc.
Registration Statement on Form SB-2/A#2
Filed May 25, 2007
File NO. 333-138527

Dear Mr. Foti:

Thank you for the comments included in your letter to us, dated June 7, 2007. We have repeated below each of the comments included in your letter and have included specific responses following each one. Unless indicated otherwise, all references in this letter are to the applicable sections of Amendment No. 3 to Form SB-2 that we filed with the Commission on June 29, 2007 (Amendment No. 3), and the quarterly and annual consolidated financial statements of Aces Wired, Inc. that are included with Amendment No. 3.

Form SB-2/A Registration Statement

Comment:

1.
With regard to the Attorney General of Texas Opinion No. GA-0527, dated on March 6, 2007, and the resulting legal actions against you in several counties, your filing should disclose your expectations about the process, timing, cost, and difficulty in contesting such legal actions. If you continue to operate gaming amusement centers, which fall under “AWP,” you should revise your filing to discuss the consequences of continuing to operate after the Attorney General’s opinion such as, but not limited to, possible fines, possible criminal charges, and legal costs that may be reasonably expected to result.

Response:

We have revised Amendment No. 3, particularly the Overview section under MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS, to address the above matters. The more salient of these revisions to the Overview section are reproduced below.

In Texas, AWP gaming is not a state regulated industry, and state laws pertaining to gambling are interpreted and enforced usually at the county level. Accordingly, even if we prevail in any or all of the above court hearings, that does not guarantee we will not face similar legal actions to close our AWP gaming operations in other counties in Texas. We believe, however, that a favorable ruling in any or all of those cases will provide us with a persuasive argument with which to dissuade similar legal actions against our AWP gaming business in Ft. Worth, Copperas Cove and Amarillo where we continue to operate gaming centers and alleviate the legal uncertainty currently surrounding the expansion of our AWP operations in other counties in Texas. Moreover, a decision by the appellate court or Supreme Court of Texas would effectively establish statewide jurisprudence regarding the legality of our AWP operations in that state.

Joseph A. Foti
June 29, 2007

The operation of illegal gambling devices in Texas is considered to be a misdemeanor offense, which can result in, for each such offense, fines of up to $10,000 for a business and $4,000 for an individual, jail time of not more than one year and confiscation of the gambling devices. We believe that because of our open communications with local authorities and prompt and voluntary compliance with their wishes regarding the operation of our AWP business in their communities, we have not been prosecuted in Texas for violation of gambling laws nor has any of our personal property been seized by state or local officials. As of June 20, 2007, we had incurred legal expenses of approximately $129,000 directly related to the events arising as a consequence of the Attorney General’s opinion, and we expect to incur additional significant legal expenses (our legal counsel has estimated such expenses at approximately $500,000) before this matter is finally settled in the Texas courts, particularly if rulings by lower courts require us to litigate our case in the Texas appellate courts.

Management Discussion and Analysis or Plan of Operations

Critical Accounting Policies, page 22

Comment:

2.
Due to the Attorney General of Texas Opinion No. GA-0527, dated March 6, 2007, and at the request of certain local jurisdictions, you have decided to close a significant portion of your AWP operations and may be forced to close other AWP operations. In this regard, it is not clear from your filing or response how you arrived at the conclusion that the assets related to this operational segment, including goodwill, and the proprietary computer software acquired from eCelerity are not impaired under SFAS 142 and 144 subsequent to the date of your January 28, 2007 financial statements. As such, please provide us with your impairment analysis, along with support for your significant assumptions (such as growth rates, sales volumes, and expenses) and any accounting literature which you relied upon to arrive at your conclusions.

Response:

As of April 29, 2007, we had gaming centers operating in Ft. Worth, Amarillo and Copperas Cove, Texas. As of that same date, our gaming centers in Corpus Christi and Killeen, Texas were temporarily closed as a result of legal actions against us in those counties where these centers are located. The Corpus Christi center was subsequently reopened in June 2007. In the course of filing the quarterly report on Form 10-QSB for our fiscal quarter ended April 29, 2007, we performed impairment tests pursuant to SFAS 144 for the long-lived assets associated with the Ft. Worth, Amarillo and Copperas Cove centers and the intangible assets subject to amortization (including the software purchased from eCelerity) associated with our AWP gaming business generally. We also performed an impairment test pursuant to SFAS 142 for the goodwill that is associated with our AWP business segment.

Regarding the Corpus Christi and Killeen gaming centers, and disregarding for this purpose the reopening of the Corpus Christi center, we did not perform impairment tests specific to those asset groups basically because of the uncertainty of how long those centers might remain closed. Accordingly, and pending the outcome of the litigation related to the closure of these centers, we consider the long-lived assets associated with these centers to be temporarily idle and not abandoned. We also did not believe it was prudent to recognize contingent losses related to those centers as the permanency of such closures is not “probable” at this time, as that concept is defined in SFAS 5.

Joseph A. Foti
June 29, 2007

The methodology and certain of the assumptions used in the impairment tests are as follows. It is also important to note that our AWP business is not capital intensive relative to the revenue it generates, and the primary expenses associated with this business are either influenced directly by revenues, such as game related royalties and facility rents (in certain cases), or are discretionary ones that we can manage, such as payroll and advertising.

Our AWP machines and the related gaming software are the assets that are principally responsible for generating revenues for our AWP business segment. We depreciate/amortize these capital assets generally over five years. Accordingly, we considered the AWP machines to be the “primary asset,” as such is defined in SFAS 144, and used a period of four and one-half years as the approximate remaining useful life of the cash-flow generating capacity for all of the long-lived assets (or asset groups) tested, including the intangible assets subject to amortization. We followed the guideline set forth at paragraph 10 of SFAS 144 to test the asset groups for the three amusement centers because each center is the lowest level for which identifiable cash flows are independent of the cash flows of other of our assets and liabilities. As there are no identifiable cash flows associated with the intangible assets subject to amortization, we followed the guideline set forth at paragraph 11 of SFAS 144 to test those long-lived assets. For this specific test we assumed that the “entity” was comprised of the asset groups and cash flows associated with the Ft. Worth, Amarillo and Copperas Cove gaming centers and the carrying values of the intangible assets.

The revenue and expense projections for the SFAS 144 tests were based almost entirely on the respective levels of revenues and expenses we are currently experiencing at the Ft. Worth, Amarillo and Copperas Cove gaming centers and assumed there were no adverse events affecting either our AWP operations specifically (including the closure, temporary or otherwise, of any of the three gaming centers) or the Texas AWP market generally. Also, beginning in fiscal year 2008, we assumed we would pay income taxes at a statutory rate of 35%, even though SFAS 144 is silent on this matter. We did not consider residual values in the tests as we do not believe they will be significant.

For the purpose of the SFAS 142 impairment test of our goodwill, we used the same basic assumptions we used for the SFAS 144 tests with the exception that we assumed a significant increase in the number of AWP machines at the Ft. Worth center and modest machine increases at the other two centers. Additionally, the net assets used in the SFAS 142 impairment test consisted of all of the assets and liabilities associated with our AWP business segment, including the allocation of certain corporate liabilities we considered to be appropriate for the purpose of the test. We valued the AWP business enterprise using the “income approach” method, the underlying premise of which is that the fair value of an asset can be measured by the discounted value of the net after-tax cash flow the asset will generate over its economic useful life. Under the income valuation approach, the discount rate used also reflects business risk as well as the time value of money.

Based on the results of the SFAS 144 and SFAS 142 tests, we concluded there was no indication that the carrying values of the long-lived assets, including intangible assets subject to amortization, and goodwill associated with our AWP business segment were impaired as of April 29, 2007.

Joseph A. Foti
June 29, 2007

The impairment tests are included herein as Exhibit A. Additionally, please note that our Critical Accounting Policies in Amendment No. 3 were revised, as applicable, to reflect the results of and our conclusions from the impairment tests we performed as of April 29, 2007.

Comment:

3.
We note in Exhibit A of your last response your analysis of the cash flows you would have otherwise paid for use of the eCelerity software. We refer you to Paragraph 4 of SFAS 144, which states that if a long-lived asset is part of a group that includes other assets, then SFAS 144 applies to the group (the group is defined as the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets). Paragraph 7 of SFAS 144 states the carrying amount of a long-lived asset group is not recoverable if exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. In this regard, please ensure that your response to this comment appropriately considers recoverability of the asset group comprised by the AWP segment.

Response:

The eCelerity software is one of two intangible assets associated directly with our AWP segment, the other one being a favorable gaming contract we obtained upon our acquisition of Goodtime in October 2006. While these intangible assets contribute to the operations and consequently the cash flows of our AWP segment, they do not by themselves have identifiable and independent cash flows. As discussed previously, the carrying values of these intangible assets were tested for impairment using the guidance set forth at paragraph 11 of SFAS 144.

Comment:

4.
To the extent your assumptions about future growth and sales volumes differ significantly from your past performance, we believe you should disclose the key assumptions used and discuss how they were determined, how reliable they are and the effect on your financial statements if actual results vary from your assumptions (i.e., a sensitivity analysis). Please also discuss how accurate and reliable your past assumptions have proven to be.

Response:

In addition to the significant assumptions discussed above, certain other assumptions we used in the SFAS 142 and SFAS 144 impairment tests are disclosed as footnotes to the tables at Exhibit A. We believe these assumptions are both reasonable and prudent for the purposes in which they were used based on the past operating history of the Ft. Worth, Amarillo and Copperas Cove gaming centers, and our expectations of the future revenue growth at those centers (particularly Ft. Worth).

At you will note from your review of the SFAS 144 and SFAS 142 tests at Exhibit A, the margins of error, so to speak, would have to be inordinately large in order to “adversely” change the results of those tests. Therefore, we did not believe that specific sensitivity analyses were necessary or could even be performed in an objective and meaningful manner. Further, we do not presently expect, or can we reasonably predict, which if any of the Ft. Worth, Amarillo and Copperas Cove gaming centers might be closed in the future, the occurrence of which would most certainly affect the results of the impairment tests we performed. However, we did not believe that performing impairment tests by judgmentally assuming the closure of one or any combination of the three gaming centers would have been any more or less reasonable or meaningful than objectively assuming that, based on present facts and circumstances, all three centers remain operating and profitable for the foreseeable future.

Joseph A. Foti
June 29, 2007

The adverse consequences resulting from the Attorney General’s opinion in March 2007 undoubtedly creates some uncertainty respecting the future viability of our AWP operations in Texas. Conversely, the fact that we have continued to uninterruptedly operate the Ft. Worth, Amarillo and Copperas Cove gaming centers and were able reopen the Corpus Christi center gives some meaningful measure of the legitimacy of our AWP operations in certain counties in that state. We also have the ability to operate our AWP business in other states. Substantially all of the long-lived assets associated with that business segment, with the exception of the leasehold improvements at the gaming centers (which are relatively insignificant to our AWP related assets in total), can be redeployed outside of Texas if and when those business opportunities arise. For these reasons, together with the fact that we currently have no reason to assume that it is probable our AWP business will ultimately be deemed illegal in Texas, we do not believe the long-lived assets associated with our AWP business segment were impaired as of April 29, 2007 or are currently impaired.

Liquidity and Capital Structure

Comment:

5.
Please revise your filing to disclose the costs associated with the closure of your gaming amusement centers, expected future closures and the costs of contesting legal actions initiated against you in several counties regarding the illegality of your AWP operations. Additionally, revise to include a monthly burn rate associated with your business and your plan of operations should you be unsuccessful.

Response:

We currently believe the closing of the Killeen center is temporary, and, as mentioned previously, the Corpus Christi center was reopened on June 19, 2007. Additionally, at this time we do not believe the permanent closure of any of our gaming centers is probable and, accordingly, we have not recognized contingent losses or liabilities related to any closures, with the exception of liabilities for payroll and benefits associated with the furloughs of certain of our AWP personnel. Accordingly, we made the following revisions to the Liquidity and Capital Structure in Amendment No. 3.

Principally as a result of the decrease in our AWP revenue resulting from the closure of the Corpus Christi and Killeen gaming centers, we are currently experiencing a monthly cash deficit of approximately $250,000 due to the overall level of our operating expenses and our other financial obligations. As discussed previously, in May 2007, we opened a significant expansion of our Ft. Worth gaming amusement center, and we have implemented measures to reduce corporate and AWP business related cash outflow while the legality of our AWP business in Texas is being challenged. We have also undertaken actions to increase revenues by introducing a new form of sweepstakes-based AWP gaming in our Corpus Christi gaming center in June 2007 and to sell debit-card processing services to other parties through our wholly-owned subsidiary, Assured Stored Value, LP. If these cash savings and revenue enhancement programs are successful, we project we could be cash flow positive by the end of the summer or early fall of 2007. This estimated positive cash flow projection assumes we operate 80 machines at our Ft. Worth gaming amusement center with average daily winnings of $100 per machine (early player demand at this expanded center has been positive) and 30 machines at our Copperas Cove gaming amusement center with average daily winnings of $125 per machine. These cash flow estimates also assume that we close our gaming amusement center in Amarillo, Texas (which gaming center is currently operating pending the possible commencement of certain legal action to close that center) and that our current operating expenses, including expenses associated with defending and/or prosecuting legal actions associated with our AWP operations, remain at the level we experienced in April 2007.

Joseph A. Foti
June 29, 2007

In December 2006 and January 2007, we entered into facility lease agreements to expand our existing gaming amusement center in Ft. Worth and to open three new gaming amusement centers. Minimum monthly rentals under these leases range from $30,000 to $5,000, excluding certain executory costs for which we are responsible under two of the leases. The basic terms for three of the leases are five years, and the basic term for the remaining lease is 10 years. The lease agreement related to the expansion of the Ft. Worth gaming amusement center discussed above provides us with lease incentives, in the form of rental reductions, of approximately $175,000 for improvements we made to that facility. For financial reporting purposes, such lease incentives will be amortized on a straight-line basis over the 60-month basic term of the lease agreement. All of the leases provide us with the options to terminate the leases early with no or minimal penalties if we are precluded from operating our AWP gaming business at those locations due to regulatory reasons. In the event we would be forced to close all of our leased gaming amusement centers due to regulatory reasons, we estimate that our remaining financial obligations under those agreements would be approximately $158,000, net of security deposits we have already paid and inclusive of executory and other costs for which we are liable under certain of the agreements.

As discussed previously, in March 2007, we temporarily closed two of our gaming amusement centers (one of which was subsequently reopened in June 2007), and on April 30, 2007, we gave notice to the lessor of a leased facility in San Antonio of our intention to terminate that lease early due to regulatory reasons. Otherwise, we have not given notice to any other of our lessors of our intent to terminate their leases early due to the possible adverse impact on our AWP gaming business resulting from the opinion issued by the Attorney General of Texas on March 6, 2007. As we hope to reopen the remaining closed gaming center and may eventually rescind our early termination notice for the San Antonio facility, as of April 29, 2007, we had not recognized liabilities for the acceleration of any minimum lease payments due under those leases and have continued to pay and expense the monthly rentals under those agreements as they become due. However, as a result of these closures and the furloughs of certain AWP administrative personnel, as of April 29, 2007, we had recognized a liability of approximately $90,000 related to severance pay and benefits for the displaced employees, of which approximately $45,000 had not been paid as of June 29, 2007. We are not contractually obligated to provide severance benefits for any of our employees for any reason with the exception of three of our executive officers with whom we have employment agreements.

As of June 20, 2007, we had incurred legal expenses of approximately $129,000 directly related to the events arising as a consequence of  the Attorney General’s opinion, and our legal counsel has estimated that such total expenses might be as much as $500,000 before this matter is finally settled in the Texas courts, particularly if rulings by lower courts require us to litigate our case in the Texas appellate courts.

Joseph A. Foti
June 29, 2007

Consolidated Financial Statements

Comment:

6.
We note that you have closed a number of leased AWP gaming centers for either operational reasons or due to the recent adverse legal actions. Please tell us what consideration you gave to accrual of a liability for costs that will continue to be incurred under these leases for their remaining term without economic benefit to you. Refer to the guidance in paragraphs 14 to 16 of SFAS 146

Response:

We did refer to paragraphs 14 through 16 for SFAS 146. Because we do not presently intend to give up our rights to any of the leaseholds we have temporarily closed, even if we are eventually forced to permanently end our existing AWP operations at those locations, we do not believe at this time that we meet the “cease-use date” test set forth at paragraph 16 of SFAS 146. We believe this position is supported by analogy in paragraph 28 of SFAS 144, which states, “A long-lived asset that has been temporarily idled shall not be accounted for as if abandoned.” Meantime, as disclosed in Amendment No. 3, we continue to pay and expense the rentals payable under the subject lease agreements as they become due.

Notes to Consolidated Financial Statements

Other Business Acquisitions, page F-23

Comment:

7.
We note your response to our prior comment 4. Please tell us the principal terms of any contractual obligations between you and eCelerity immediately prior to March 2006 transaction in which you acquired their assets. Specifically, please tell us whether you were obligated to purchase services from eCelerity and, if so, the terms and amounts associated with such future obligations. In addition, please supplementally provide us a copy of any service contracts and the March 2006 purchase agreement.

Response:

Prior to our acquisition of eCelerity in March 2006, we (through our wholly-owned subsidiary Aces Wired, LLC) had an agreement, dated December 15, 2004, (the Agreement) with eCelerity to provide to us and/or our subsidiaries certain stored value card processing services as are described in Exhibit B of the Agreement. The Agreement had an initial term of three years, subject to early termination in the event of nonperformance by either party, and one-year evergreen renewals thereafter until either party terminated the Agreement. Additionally, the Agreement precluded either party from contracting with other companies for the provision of services substantially similar to the services described in the Agreement. Copies of the Agreement and the March 2006 purchase agreement are included as Exhibit B and Exhibit C, respectively.

Joseph A. Foti
June 29, 2007

Note 6 - Share Based Compensation, page F-14

Comment:

8.
We note your response to our prior comment 5; however, we reissue our comment. It is not clear how your disclosures in Notes 6 and 12 meet the disclosure requirements in paragraph 64 of SFAS 123 (R) as noted in the examples within paragraphs A240 and A241.

Response:

Attached as Exhibit D is our in-depth review of paragraph A240 of SFAS 123(R). As a consequence of this review, we made certain revisions to Note 6 and Note 12 to our audited consolidated financial statements as of October 29, 2006, which revised Notes, together with other pertinent components of those financial statements, we believe satisfy the applicable minimum disclosure requirements under 123(R) for our only share-based compensation plan as of October 29, 2006.

General

Comment:

9.	Consideration should be given to the updating requirements of Item 310 (g) of Regulation S-B.

Response:

We have included our unaudited consolidated statements as of April 29, 2007 (the end of our second fiscal quarter of 2007) in Amendment No. 3 and have appropriately revised the Results of Operations section under MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

Comment:

10.	An updated consent should be included in any amendment to the filing

Response:

An updated consent is included as Exhibit 23.1 to Amendment No. 3.

If you have any questions, please do not hesitate to call me at 214-261-1966.

Sincerely,

Christopher C. Domijan,
Chief Financial Officer

Joseph A. Foti
June 29, 2007

c:	William T. Heller IV Esq.
Thompson and Knight LLP
333Clay Street
Suite 3300
Houston, Texas 77002
via Facsimile (832) 397-8071

Exhibit A

SFAS 142 and SFAS 144 Impairment Tests

ACES WIRED AMUSEMENT CENTERS
FOR THREE OPERATING CENTERS & INTANGIBLE ASSETS
FY 2007 - 2011 PRO FORMA
SFAS 144 IMPAIRMENT TEST

	Fiscal Year
	Actual (*)	Pro Forma
	2007	2007	2008	2009	2010-2011

Business Days in Period	182	182	371	364	728

Revenue:
Number of Machines	105	105	105	105	105
Revenue per Machine per Day (**)	$85.64	$94.00	$98.15	$100.60	$104.20
Total Revenue, Net	$1,634,454	$1,794,066	$3,818,562	$3,839,958	$7,954,593

Operating expenses:
Advertising	173,965	87,000	366,651	370,049	766,297
System and Game Fees	134,112	136,370	297,441	299,135	619,771
Amusement Center Payroll and Benefits	430,554	432,380	881,849	912,714	1,922,381
Rent	377,818	330,422	705,010	709,882	1,465,743
Other	283,232	214,797	477,906	493,687	1,027,779
Depreciation and Amortization	220,540	221,152	442,304	442,304	751,248
Total Operating Expenses	1,620,221	1,422,120	3,171,161	3,227,769	6,553,219

Operating Income	14,233	371,946	647,401	612,189	1,401,374

Cash Flow from Operations:
Depreciation and Amortization	220,540	221,152	442,304	442,304	751,248
Income Tax Liability	-	-	(273,420)	(261,096)	(537,465)
Cash Flow After Tax	$234,773	$593,098	$816,285	$793,397	$1,615,157

Total Pro Forma Undiscounted Cash
from Operations	$3,817,936
Carrying Value of Asset Group as of
April 29, 2007	2,266,410
Difference	$1,551,526
Indication of Impairment	No

(*) For the 26-week period ended April 29, 2007.

(**) Amount equals the average daily hold per machine per day adjusted for promotional allowances such as free play and concessions.

Revenue and Expense Assumptions:

● Pro forma revenues and expenses inlcude only those associated directly with the operations of the Ft. Worth, Amarillo and Copperas Cove gaming centers and amortization of the AWP related intangible assets.

● Revenue, net (or net hold) per machine per day from 2007 to 2011 increases by approximately 4.2% due primarily to increased customer traffic due in turn to:

• Advertising expenditures maintained at approximately 10% of net hold. Actual 2007 advertising was unusually high compared to the pro forma 2007 expense due to management decision to cutback on advertising subsequent to the adverse ruling by the Attorney General of Texas in March 2007.

• Promotion expenses (free concessions and play) increased from 2.4% of gross play to 5% of gross play.

● System and game related royalties and fees average approximately 8% of net hold based on existing contracts.

● Rent at two of the amusement centers are based on profit participation, and the third is a fixed-rent contract.

● Amusement Center payroll and benefits based on current payroll with 3.5% annual increases beginning in fiscal year 2009.

● Other operating expenses are based on actuals adjusted, if applicable, for increases in net hold and customer traffic.

● Depreciation and amortization is based on current expense.

● Effective income tax rate of approximately 42% is due to nondeductible amortization of an intangible asset.

We do not currently expect to have taxable income for fiscal year 2007.

Sensitivity Analysis:

● Revenue can be reduced significantly and the undiscounted cash flows still exceed the carrying net asset value.

Exhibit A

SFAS 142 and SFAS 144 Impairment Tests

ACES WIRED AMUSEMENT CENTERS
FOR AWP BUSINESS SEGMENT
FY 2007 - 2011 PRO FORMA
SFAS 142 IMPAIRMENT TEST

	Fiscal Year
	Pro Forma
	2007	2008	2009	2010-2011

Business Days in Period	182	371	364	728

Revenue:
Number of Machines	105	280	330	330
Revenue per Machine per Day (*)	$94.00	$85.93	$89.70	$95.31
Total Revenue, Net	$1,794,066	$8,926,260	$10,774,782	$22,896,374

Operating expenses:
Advertising	87,000	819,600	1,019,641	2,181,648
System and Game Fees	136,370	1,013,874	1,181,578	2,515,045
Amusement Center Payroll and Benefits	432,380	1,027,859	1,067,489	2,260,454
Rent	330,422	1,783,851	2,260,268	4,889,166
Other	214,797	1,461,736	1,522,618	3,187,372
Depreciation and Amortization	221,152	687,500	845,924	1,679,760
Total Operating Expenses	1,422,120	6,794,421	7,897,518	16,713,444

Operating Income	371,946	2,131,839	2,877,264	6,182,930

Cash Flow from Operations:
Depreciation and Amortization	221,152	687,500	845,924	1,679,760
Income Tax Liability	-	(792,974)	(1,053,872)	(2,211,010)
Capital Expenditures	-	(100,000)	(100,000)	(200,000)
Cash Flow After Tax	$593,098	$1,926,365	$2,569,316	$5,451,680
Terminal Value at 25% Capitalization Rate	$11,013,560
Fair Value at Discount Rate of 15%	$12,993,706
Carrying Value of Net Assets	7,808,031
Fair Value Greater than Carrying Value of Net Assets	$5,185,675
Indication of Impairment	No

(*) Amount equals the average daily hold per machine per day adjusted for promotional allowances such as free play and concessions.

Revenue and Expense Assumptions are the same as for the SFAS 144 "entity" test with the following exceptions:

● Ft. Worth center expanded to accommodate 250 machines with minimal machine increases at the other two centers.

● Net hold per machine per day for fiscal years 2008 through 2011 decreases system-wide due primarily to incremental machines.

● Amusement Center payroll and benefits based on current payroll with additional payroll added on a step-basis for additional machines.

● Depreciation is based on current expense, and additional capital expenditures are depreciated straight-line over five years.

● Other operating expenses include AWP administrative payroll and other overhead and are assumed to increase by approximately 3% per year.

Sensitivity Analysis:

● An approximate 132% increase in the Discount Rate to 34.8% will result in a Fair Value equal to the Carrying Values of the Net Assets.

Exhibit A

SFAS 142 and SFAS 144 Impairment Tests

ACES WIRED AMUSEMENT CENTER #1 (Ft. Worth)
FY 2007 - 2011 PRO FORMA
SFAS 144 IMPAIRMENT TEST

	Fiscal Year
	Actual (*)	Pro Forma
	2007	2007	2008	2009	2010-2011

Business Days in Period	182	182	371	364	728

Revenue:
Number of Machines	35	35	35	35	35
Revenue per Machine per Day (**)	$116.67	$116.67	$119.00	$121.09	$123.67
Total Revenue, Net	$740,366	$743,188	$1,545,259	$1,542,635	$3,151,112

Operating expenses:
Advertising	39,922	48,000	154,526	154,264	315,112
System and Game Fees	67,890	43,177	118,212	118,012	241,061
Amusement Center Payroll and Benefits	125,705	144,709	284,038	293,979	619,186
Rent	264,866	127,052	379,175	379,981	779,717
Other	72,057	65,333	158,323	164,976	351,977
Depreciation and Amortization	31,282	31,894	63,788	63,788	127,576
Total Operating Expenses	601,722	460,165	1,158,062	1,174,998	2,434,629

Operating Income	138,644	283,023	387,197	367,637	716,483

Cash Flow from Operations:
Depreciation and Amortization	31,282	31,894	63,788	63,788	127,576
Income Tax Liability	-	-	(135,519)	(128,673)	(250,773)
Cash Flow After Tax	$169,926	$314,917	$315,466	$302,752	$593,287

Total Pro Forma Undiscounted Cash
from Operations	$1,526,421
Carrying Value of Asset Group as of
April 29, 2007	319,404
Difference	$1,207,017
Indication of Impairment	No

(*) For the 26-week period ended April 29, 2007.

(**) Amount equals the average daily hold per machine per day adjusted for promotional allowances such as free play and concessions.

Exhibit A

SFAS 142 and SFAS 144 Impairment Tests

ACES WIRED AMUSEMENT CENTER #4 (Amarillo)
FY 2007 - 2011 PRO FORMA
SFAS 144 IMPAIRMENT TEST

	Fiscal Year
	Actual (*)	Pro Forma
	2007	2007	2008	2009	2010-2011

Business Days in Period	182	182	371	364	728

Revenue:
Number of Machines	50	50	50	50	50
Revenue per Machine per Day(**)	$63.55	$63.21	$71.25	$73.39	$76.72
Total Revenue, Net	$578,267	$575,211	$1,321,688	$1,335,653	$2,792,608

Operating expenses:
Advertising	108,583	3,000	139,125	140,595	293,970
System and Game Fees	39,788	44,050	106,431	107,555	224,887
Amusement Center Payroll and Benefits	216,480	198,149	403,919	418,056	880,520
Rent	47,878	48,000	96,000	96,000	192,000
Other	163,515	95,214	205,567	211,459	430,640
Depreciation and Amortization	58,385	58,385	116,770	116,770	233,540
Total Operating Expenses	634,629	446,798	1,067,811	1,090,435	2,255,557

Operating Income (Loss)	(56,362)	128,413	253,877	245,218	537,051

Cash Flow from Operations:
Depreciation and Amortization	58,385	58,385	116,770	116,770	233,540
Income Tax Liability	-	-	(88,857)	(85,826)	(188,006)
Cash Flow After Tax	$2,023	$186,798	$281,790	$276,162	$582,585

Total Pro Forma Undiscounted Cash
from Operations	$1,327,334
Carrying Value of Asset Group as of
April 29, 2007	523,154
Difference	$804,180
Indication of Impairment	No

(*) For the 26-week period ended April 29, 2007.

(**) Amount equals the average daily hold per machine per day adjusted for promotional allowances such as free play and concessions.

Exhibit A

SFAS 142 and SFAS 144 Impairment Tests

ACES WIRED AMUSEMENT CENTER #6 (Copperas Cove)
FY 2007 - 2011 PRO FORMA
SFAS 144 IMPAIRMENT TEST

	Fiscal Year
	Actual (*)	Pro Forma
	2007	2007	2008	2009	2010-2011

Business Days in Period	182	182	371	364	728

Revenue:
Number of Machines	20	20	20	20	20
Revenue per Machine per Day (**)	$86.76	$130.68	$128.25	$132.10	$138.10
Total Revenue, Net	$315,821	$475,667	$951,615	$961,670	$2,010,736

Operating expenses:
Advertising	25,460	36,000	73,000	75,190	157,215
System and Game Fees	26,434	49,142	72,799	73,568	153,823
Amusement Center Payroll and Benefits	88,369	89,522	193,893	200,679	422,676
Rent	65,074	155,370	229,835	233,901	494,027
Other	47,660	54,249	114,016	117,252	245,162
Depreciation and Amortization	19,753	19,753	39,506	39,506	79,012
Total Operating Expenses	272,750	404,037	723,048	740,096	1,551,913

Operating Income	43,071	71,630	228,567	221,574	458,823

Cash Flow from Operations:
Depreciation and Amortization	19,753	19,753	39,506	39,506	79,012
Income Tax Liability	-	-	(79,998)	(77,551)	(160,595)
Cash Flow after Tax	$62,824	$91,383	$188,075	$183,529	$377,240

Total Pro Forma Undiscounted Cash
from Operations	$840,227
Carrying Value of Asset Group as of
April 29, 2007	167,967
Difference	$672,260
Indication of Impairment	No

(*) For the 26-week period ended April 29, 2007.

(**) Amount equals the average daily hold per machine per day adjusted for promotional allowances such as free play and concessions. Additionally, Copperas Cove is close to Killeen. Since the temporary closure of our Killeen center in March 2007, we have enjoyed a substantial increase in play (and consequently net hold) at the Copperas Cove center, and we expect this trend to continue while the Killeen center remains closed.

Exhibit B

eCelerity, LLC Stored Value Card Processing Agreement

eCelerity

STORED VALUE CARD PROCESSING AGREEMENT

THIS STORED VALUE CARD PROCESSING AGREEMENT (this "Agreement") is made this 15 day of December, 2004, ("Effective Date"), by and between Aces Wired, LLC, a Texas limited liability company located at 1114 Lost Creek Boulevard, Suite 125, Austin, Texas 78746 ("CUSTOMER"), and eCelerity, LLC, a Texas Limited Liability Company located at 6034 West Courtyard Drive, Suite 307, Austin, Texas 78730 ("ECELERITY").

WHEREAS, CUSTOMER wishes to implement a private label stored value card program ("the Program") and wishes to engage ECELERITY to provide certain Processing Services in connection with the Program; and, ECELERITY agrees to provide such services as more fully described herein.

NOW THEREFORE, in consideration of the mutual covenants and promises contained herein, ECELERITY and CUSTOMER agree as follows:

1. DEFINITIONS

For purposes of this Agreement, certain terms used herein with initial letters capitalized shall have the meanings set forth in **Exhibit A** attached hereto.

2. SERVICES PROVIDED BY ECELERITY; USE OF THE SYSTEM

2.1 **Services Provided by ECELERITY.** ECELERITY shall provide CUSTOMER with the processing and other related services described and listed in **Exhibit B** attached hereto.

2.2 **Availability of System.** After the Live Date the System will be available for use by CUSTOMER twenty-four (24) hours a day, seven (7) days per week, except for necessary maintenance.

2.3 **Training.** ECELERITY shall train CUSTOMER's personnel in the use of the System as necessary and CUSTOMER's personnel will be available for training in the use of the System by ECELERITY at reasonable times at ECELERITY's facility in Dallas, Texas at ECELERITY'S then current rates.

2.4 **Reports.** ECELERITY agrees to transmit electronically or make available online to CUSTOMER daily reports of services and transactions provided for CUSTOMER and the Cardholders during the Program.

2.5 **Operating Instructions.** ECELERITY may from time to time provide CUSTOMER with Operating Instructions governing the operation of the System. CUSTOMER agrees to comply with all such Operating Instructions as may be in effect from time to time, including but not limited to, the instructions attached hereto as **Exhibit C**.

2.6 **Security Procedures.** In addition to any security procedures from time to time set forth in the Operating Instructions, CUSTOMER shall exercise prudence and institute appropriate security procedures in assigning or distributing passwords, PINs or other codes that allow access to the System. ECELERITY shall provide security procedures in accordance with all applicable industry standards.

3. SCOPE OF AGREEMENT

3.1 **Scope of Agreement.** This Agreement sets forth the respective rights and obligations of CUSTOMER and ECELERITY with respect to ECELERITY providing Stored Value Card Services to CUSTOMER (and its affiliates) for the Program. Services not covered by this Agreement must be agreed to in writing by both Parties. Except as expressly provided in this Agreement, or otherwise mutually agreed to by the parties, nothing in this Agreement shall preclude either party from contracting with other

Exhibit B

eCelerity, LLC Stored Value Card Processing Agreement

companies or vendors for the provision of services substantially similar to the services described in or contemplated by this Agreement.

4. COVENANTS OF CUSTOMER

CUSTOMER shall at all times comply with the Operating Rules and Rules that have been provided to CUSTOMER by ECELERITY, together with any laws, Regulations, guidance, orders or rules issued by the Regulatory Authorities that relate to the cards, matters and transactions contemplated by this Agreement, and shall cause all third parties performing any of CUSTOMER's obligations hereunder to comply with all of the foregoing.

5. CUSTOMER DUTIES AND RESPONSIBILITIES

5.1 **Responsibilities.** CUSTOMER is solely responsible for third-party costs and expenses associated with its provision of card services, and such other expenses as are listed on Exhibit B as being the responsibility of CUSTOMER.

5.2 **Approvals and Registrations.** CUSTOMER shall obtain ECELERITY's and/or Sponsor Bank's prior written approval for any materials bearing ECELERITY's name, Sponsor Bank's name or any System Mark or name prior to distribution or broadcast of such materials, and CUSTOMER shall ensure that any and all such materials comply with the Rules. CUSTOMER will register, if required by the System, as an Independent Sales Organization ("ISO") (or any other applicable entity) and pay all registrations and other fees required.

5.3 **Printing of Cards and Cardholder Agreements.** Sponsor Bank must approve in writing, in advance, any Program materials designed or produced by CUSTOMER, including but not limited to the Cards and the Cardholder Agreements, which shall be developed by CUSTOMER in compliance with the Rules. CUSTOMER must furnish this approval to ECELERITY. The costs associated with the design, printing, compliance review, including but not limited to review by legal counsel, or distribution of Cards and Cardholder Agreements will be borne solely and exclusively by CUSTOMER or CUSTOMER's designated subcontractor.

5.4 **Program Pricing.** CUSTOMER shall be responsible for determining cardholder charges and fees and for ensuring that all charges and fees to be paid by applicants to become Cardholders shall be those charges that comply with all applicable State and Federal laws, Rules and Regulations.

5.5 **Access to Program Documents and Information**. ECELERITY shall at all times have access to all information and documents it requires to comply, as applicable, with all applicable laws, Regulations, Operating Rules and Rules concerning the Program which CUSTOMER may acquire or which may be in the control and possession of CUSTOMER.

CUSTOMER, upon ECELERITY's request as required by and subject to all applicable laws, rules and regulations pertaining to privacy or otherwise restricting CUSTOMER's ability to do so, shall provide ECELERITY with copies of any and all of the following documents and information: applications; advertisements; disclosures; terms and conditions; agreements with Third Party Clients; Cardholders; Company's policies and procedures promulgated in connection with this Agreement; and any other documentation, processing information or customer service information which ECELERITY and/or the Sponsor Bank may request (hereinafter referred to as "Documentation and Processing").

5.6 **Sponsorship Certification and Administrative Fees.** ECELERITY and/or Sponsor Bank shall complete all registration requirements as required by each applicable System of which the Sponsor Bank has agreed to become a member after obtaining from CUSTOMER any corresponding agreements and/or commitments in writing from CUSTOMER and/or entity(ies) providing Processing Services or any other service in connection with the Program. CUSTOMER shall pay all applicable fees and expenses of each applicable System as imposed on Sponsor Bank as a result of its sponsorship or registration of, and as required to maintain the Program. CUSTOMER and ECELERITY shall use reasonable commercial efforts to deliver to the other, within five (5) business days of receipt, a copy of all notices or correspondence (other than confidential information) it receives from any System relating

-2-

Exhibit B

eCelerity, LLC Stored Value Card Processing Agreement

specifically to the Program. CUSTOMER acknowledges and agrees that it is responsible for any and all obligations and compliance related to the operations of the Program which are imposed upon ECELERITY whether by a System, Regulatory Authority, the Sponsor Bank or any Operating Rules and Rules and CUSTOMER further agrees that it will take all steps necessary to ensure that its operations are in compliance promptly after its receipt of notice thereof. ECELERITY will not knowingly process transactions generated by a Program that does not comply with all applicable State and Federal laws, Rules and Regulations.

5.7 **Liability of CUSTOMER for System and Regulatory Claims.** CUSTOMER shall be liable to ECELERITY and, to the extent required by the Operating Rules, Rules, applicable law or Regulations, to each System and other third parties, for any and all liabilities and every loss, claim, demand, and cause of action (including, without limitation, the cost of investigating the claim, the cost of litigation and reasonable attorneys' fees, whether or not legal proceedings are instituted and whether paid or incurred, as the case may be) suffered or incurred by ECELERITY or such third party, as the case may be, as a result of or arising out of CUSTOMER's failure, or alleged failure, to comply with any provision of this Agreement, the Operating Rules, Rules, applicable laws or Regulations.

5.8 **Additional Fees.** Subject to the Sections 5.1, 11.5 and 11.6 of this Agreement, should ECELERITY be assessed any fees by any System, Sponsor Bank or Regulatory Authority in connection with this Agreement, ECELERITY shall notify CUSTOMER of such amounts ten (10) days prior to ECELERITY settling these expenses by setting off, drafting, or wire transferring from one or more of CUSTOMER ACCOUNTS for the amounts due.

5.9 **User Identification.** CUSTOMER agrees that it will allow only authorized personnel to have access to any Systems available pursuant to this Agreement and will require personal and workstation identification for any and all transactions it enters or processes. It further agrees to comply with all necessary and reasonable security procedures and systems needed to protect all confidential information.

5.10 **Rules and Operating Rules.** CUSTOMER agrees that, to the extent that ECELERITY provides Rules and Operating Rules to CUSTOMER pursuant to the terms of this Agreement, CUSTOMER shall provide copies of same (or otherwise provide such information) to those of its customers or clients to which such Rules and Operating Rules shall apply.

6. REPRESENTATIONS AND WARRANTIES.

6.1 **Representations and Warranties of CUSTOMER.** CUSTOMER represents and warrants to ECELERITY as follows:

(a) This Agreement is valid, binding and enforceable against CUSTOMER in accordance with its terms.

(b) CUSTOMER is a limited liability company, organized,, validly existing and in good standing under the laws of the State of Texas and is authorized to do business in each state in which the nature of CUSTOMER's activities makes such authorization necessary.

(c) CUSTOMER has the full power and authority to execute and deliver this Agreement and to perform all its obligations under this Agreement. The provisions of this Agreement and the performance by CUSTOMER of its obligations under this Agreement are not in conflict with CUSTOMER's Articles of Organization, regulations or any other agreement, contract, lease or obligation to which CUSTOMER is a party or by which it is bound.

(d) CUSTOMER is familiar with and able to fully comply with (i) the Rules and Operating Rules, copies of which have been provided by ECELERITY to CUSTOMER; and (ii) the applicable federal laws and Regulations and the laws and Regulations in the states in which CUSTOMER conducts or may conduct business, including, without limitation, those laws, Rules and Regulations governing the Program and Card services.

-3-

Exhibit B

eCelerity, LLC Stored Value Card Processing Agreement

6.2 **Representations and Warranties of ECELERITY. ECELERITY represents and warrants to CUSTOMER as follows:**

(a) This Agreement is valid, binding and enforceable against ECELERITY in accordance with its terms.

(b) ECELERITY is a limited liability company, organized,, validly existing and in good standing under the laws of the State of Texas and is authorized to do business in each state in which the nature of ECELERITY's activities makes such authorization necessary.

(c) ECELERITY has the full power and authority to execute and deliver this Agreement and to perform all its obligations under this Agreement. The provisions of this Agreement and the performance by ECELERITY of its obligations under this Agreement are not in conflict with ECELERITY's Articles of Organization, regulations or any other agreement, contract, lease or obligation to which ECELERITY is a party or by which it is bound.

(d) ECELERITY represents and warrants that to the extent that any Custom Software is developed for CUSTOMER pursuant to the terms and conditions of this Agreement, such software shall be free of any claims or encumbrances created by ECELERITY, and that the code comprising the Custom Software shall be the original work of ECELERITY or, if not original work of ECELERITY, ECELERITY shall have a valid legal right to use, license or sublicense such work for inclusion in the Custom Software and shall not contain third party code or public domain code (and Customer's sole remedy for breach hereof shall be indemnification under Section 7.4). ECELERITY FURTHER represents and warrants to Customer that ECELERITY is under no obligation to assign the rights to all or any part of the Custom Software to any third party.

(e) Should CUSTOMER be unable to operate the Program due to a failure of the ECELERITY system due to events under the reasonable control of ECELERITY for a period of excess of one hour in any calendar day, then ECELERITY shall credit CUSTOMER with the monthly Program Fees paid by CUSTOMER for the month in which the failure occurred. Should the availability of the ECELERITY system be less than ninety-eight percent (98%) in any given month due to events under the reasonable control of ECELERITY, then CUSTOMER may terminate this Agreement, provided CUSTOMER provides notice of termination on or before the 30th day after CUSTOMER learns of the system unavailability and the effective date of termination is not more than six months after such written notice is given to ECELERITY.

7. <u>CLEARING ACCOUNTS & SETTLEMENT; INDEMNITY</u>

7.1 **Clearing Account**. In order to facilitate the settlement of monetary transactions and the payment of all fees incurred hereunder, CUSTOMER agrees to establish and maintain its own Clearing Account, which CUSTOMER may change from time to time with ten (10) days prior written notice to ECELERITY. CUSTOMER agrees to execute the "ACH Authorization Release" attached hereto as **Exhibit D** and to provide as documentation a voided check for the Clearing Account.

7.2 **Settlement.** ECELERITY shall settle funds into or out of CUSTOMER Clearing Accounts daily in a manner prescribed by the Sponsor Bank. CUSTOMER acknowledges that ECELERITY is NOT RESPONSIBLE for reconciliation of funds or for any cash shortages. ECELERITY's responsibilities in this regard are limited to providing reports so that CUSTOMER may reconcile the funds. CUSTOMER authorizes ECELERITY and its agents to debit and/or credit the account to settle any and all amounts due under this Agreement, including, but not limited to, Third Party Network fees and transaction fee settlement. ECELERITY will have the right to offset any amounts due ECELERITY under this Agreement against funds due CUSTOMER under this Agreement.

Notwithstanding the foregoing, ECELERITY will not be liable for its failure to settle due to the occurrence of a ECELERITY Force Majeure event or the failure of any financial institution, Third Party Network, or ACH to process the Settlement.

-4-

PA JT

Exhibit B

eCelerity, LLC Stored Value Card Processing Agreement

ECELERITY may, at any time and from time to time, credit or debit the Clearing Account via an ACH Transfer for a Regulation E Adjustment. All Regulation E Adjustments will be made pursuant to applicable Third Party Network Rules and Applicable Laws.

7.3 **CUSTOMER Audit Rights.** CUSTOMER shall have the right, upon reasonable notice to ECELERITY, to audit ECELERITY's records relating to CUSTOMER's account, to reconcile and verify the accuracy of the payments and transactions described in this Agreement.

7.4 **ECELERITY Indemnity**

(a) ECELERITY agrees to defend, indemnify and hold CUSTOMER harmless against any and all damages, costs, liabilities, expenses (including reasonable attorney's fees), judgments, and settlement amounts incurred in connection with any suit, claim, or action by any third party alleging (i) that the ECELERITY processing platform (including ECELERITY'S rights to proprietary rights of any third party that is used in the ECELERITY processing platform or is a part thereof) infringes any U.S. copyright, or (ii) that in and at the time of ECELERITY's preparation of the Custom Software, all or any part of the code comprising the Custom Software infringed any then-existing U.S. copyright or ECELERITY willfully infringed any then-existing U.S. patent, U.S. copyright, U.S. trademark or misappropriated any trade secret.

(b) The foregoing indemnity obligation shall not extend to any claims of infringement arising out of or related to (i) a modification of the Custom Software by anyone other than ECELERITY; or (ii) a combination of the Custom Software with any third party software or hardware if such claim of infringement would have been avoided by the use of the Custom Software without such third party software or hardware;

(c) ECELERITY's obligation to indemnify hereunder is subject to CUSTOMER (a) giving ECELERITY prompt written notice of any such claim; (b) giving ECELERITY sole control over the defense and settlement of any such claim; (c) providing full cooperation for the defense of any such claim, at ECELERITY's expense; and (d) not entering into any settlement or compromise of any such claim without ECELERITY's prior written approval.

(d) If the Custom Software, or a portion thereof, is held to infringe or is believed by ECELERITY to infringe (as "infringe" is contemplated in this Section 7.4), ECELERITY may, at its sole option and expense, accomplish one of the following remedial measures: (1) modify infringing portions of the Custom Software so that they are non-infringing but remain functionally equivalent or superior in functional performance; (2) replace the infringing portions of the Custom Software with non-infringing services which are functionally equivalent or superior in performance; or (3) obtain the rights for CUSTOMER to continue to use the Custom Software.

(e) ECELERITY shall defend, indemnify and hold CUSTOMER harmless from and against any claim, liability, loss of Cardholder funds, cost or expense (including reasonable attorneys' fees) arising out of or resulting from (i) the gross negligence or willful misconduct of ECELERITY, ECELERITY's employees, agents, or subcontractors or (ii) the compromise or failure of the ECELERITY system due to events under the reasonable control of ECELERITY. This indemnification obligation is contingent upon CUSTOMER (i) giving ECELERITY prompt written notice of any such claim, (ii) giving ECELERITY sole control of the defense and settlement of any such claim, (iii) providing full cooperation for the defense, and (iv) not entering into any settlement or compromise of the claim without ECELERITY's prior written approval.

(f) Notwithstanding anything to the contrary in this Agreement, ECELERITY shall have no indemnification obligation to CUSTOMER under this Agreement with respect to: (i) CUSTOMER's or a CUSTOMER third party contractor's modification to any of the products or services as provided by ECELERITY under this Agreement unless such modification is accomplished with the knowledge and approval of ECELERITY; (ii) CUSTOMER's unauthorized, unlawful or illegal activity with such

-5-

Exhibit B

eCelerity, LLC Stored Value Card Processing Agreement

product or service; or (iii) the Stored Value Debit Card Program offered to Cardholders and its use thereof (the CUSTOMER business model).

(g) The rights granted to Customer under this Section 7.4 ("ECELERITY Indemnity") shall be Customer's sole and exclusive remedy for any alleged infringement of any patent, copyright, trade secret or other proprietary rights.

7.5 **CUSTOMER Indemnity**

(a) CUSTOMER shall indemnify, defend and hold ECELERITY and its parents, subsidiaries, and affiliates harmless from any claim, suit or proceeding brought against ECELERITY and/or its parents, subsidiaries, and/or affiliates so far as it is based on a claim that the CUSTOMER Stored Value Debit Card Program or any use of the Card (a) alleging that any hardware or software, including any CUSTOMER software, within the scope of this Agreement, not provided by ECELERITY infringes any U.S. patent, copyright or misappropriates any trade secret (b) CUSTOMER's unauthorized, unlawful or illegal activity in the use or operation of the Stored Value Debit Card Program, (c) CUSTOMER's operation of its Stored Value Debit Card Program; or (f) the failure of CUSTOMER to comply with all applicable laws, rules, and/or regulations regarding the operation, advertising, selling, licensing the Stored Value Debit Card Program.

(b) CUSTOMER's obligation to indemnify ECELERITY hereunder is subject to ECELERITY (i) giving CUSTOMER prompt written notice of any such claim; (ii) giving CUSTOMER sole control over the defense and settlement of any such claim; (iii) providing full cooperation for the defense of any such claim, at CUSTOMER's expense; and (iv) not entering into any settlement or compromise of any such claim without CUSTOMER's prior written approval.

8. FEES

8.1 **Processing and Program Fees.** CUSTOMER shall pay ECELERITY for services provided under this Agreement in accordance with the Services and Fee Schedule attached hereto as Exhibit B. Transaction fees shall be paid to ECELERITY daily and may be offset from amounts due CUSTOMER. Other such payments shall be made periodically as indicated in Exhibit B, by check or electronic funds transfer if to CUSTOMER or by electronic fund transfer or to ECELERITY from CUSTOMER's Clearing Account or by offset. CUSTOMER will provide ECELERITY with access to an account of CUSTOMER's funds, not requiring signature, which ECELERITY may draw upon by ACH to pay for services provided by ECELERITY to CUSTOMER under the terms of this Agreement. The detailed records of the transaction types, prices, volumes, and charges represented by the amount drafted on the account of CUSTOMER will be provided by ECELERITY on a daily basis (except for charges listed on Exhibit B under the heading "Monthly Fees", for which reports shall be provided monthly, not later than the 5th day of the month; any other third party charges will be billed to CUSTOMER as received by ECELERITY). Monthly fees shall not commence until the Live Date and shall be prorated for any partial month in which the Live Date occurs.

8.2 **Taxes.** All charges hereunder are exclusive of applicable federal, state or local taxes, and CUSTOMER shall pay, or reimburse ECELERITY for, any such taxes that may be levied upon the services rendered under this Agreement, other than taxes levied on or based upon ECELERITY's ownership of property or net income.

9. TRADE SECRETS; CONFIDENTIAL INFORMATION; EXCLUSIVITY

9.1. **ECELERITY Trade Secrets.** The ECELERITY System consists of computer programs, procedures, forms, reports and other related materials, which have been acquired or developed by ECELERITY through the expenditure of a great amount of time, effort and money. CUSTOMER acknowledges that the foregoing are trade secrets, which are of great value to ECELERITY, and

-6-

Exhibit B

eCelerity, LLC Stored Value Card Processing Agreement

disclosure to others of any of the programs, procedures, forms and other related materials with respect to the ECELERITY System will result in loss and irreparable damage to ECELERITY. CUSTOMER therefore agrees not to disclose to others any information regarding the ECELERITY System, except as required in the proper performance of this Agreement. Except with respect to the custom development work described on Exhibit E (the "Custom Software"), all specifications, tapes, programs and other related materials developed in connection with this Agreement shall be the property of ECELERITY and shall be returned to ECELERITY upon the termination of this Agreement.

9.2 **CUSTOMER Trade Secrets.** CUSTOMER System consists of computer programs, procedures, forms, reports and other related materials, which have been acquired or developed by CUSTOMER through the expenditure of a great amount of time, effort and money. ECELERITY acknowledges that the foregoing are trade secrets, which are of great value to CUSTOMER, and disclosure to others of any of the programs, procedures, forms and other related materials with respect to CUSTOMER System will result in loss and irreparable damage to CUSTOMER. ECELERITY therefore agrees not to disclose to others any information regarding CUSTOMER systems, except as required in the proper performance of this Agreement.

9.3 **Confidential Information.** For the purposes of this Agreement, "Confidential Information" shall include Documentation and Processing materials, business plans, marketing information and all other business information of either Party and all other proprietary information supplied by either Party to the other Party. The Party receiving the Confidential Information shall keep, and shall require its employees, agents, representatives and consultants who are given access to Confidential Information to keep, any such information confidential. Neither Party shall disclose Confidential Information to a third party or use it for its own benefit, except as expressly permitted in writing by the providing Party or except as required to perform this Agreement. Disclosure of Confidential Information to the employees, agents, representatives or consultants of the Party receiving such information, or to any other party permitted under this Agreement, shall be on a need-to-know basis only. The Parties agree that information shall not be confidential to the extent that such information: (a) is already known to the receiving Party at the time it is obtained from the providing Party; (b) is or becomes publicly known through no wrongful act of the receiving Party; (c) is rightfully received by the receiving Party from a third party without restriction on disclosure; (d) is independently developed by the receiving Party without any confidential information of the other Party; (e) is approved for release upon a prior written consent of the disclosing party; or (f) is disclosed pursuant to judicial order, requirement of a governmental agency or by operation of law.

9.4 **No License Intended.** Except as otherwise agreed with respect to the Custom Software, nothing contained in this Agreement shall be deemed to give any rights by way of license or otherwise to either Party to the confidential or proprietary information or trade secrets of the other Party.

9.5 **Return of Materials.** Upon termination of this Agreement for any reason, each Party agrees to return to the other Party, upon request, all trade secrets of the requesting Party, including, but not limited to, Operating Instructions, computer programs, technical manuals, specifications, tapes and other related materials, and all other Confidential Information supplied or made available to the receiving Party by the requesting Party. Receiving Party, upon the request of the other Party, shall destroy or return to the requesting Party all materials or advertising literature bearing or evidencing the requesting Party's service mark.

9.6 **Work for Hire.** As between the Parties to the extent that any of the services performed by ECELERITY pursuant to the terms of this Agreement and the Exhibits hereto results in the creation of Custom Software, such Custom Software shall be deemed the sole and exclusive property of CUSTOMER and as between the Parties CUSTOMER shall be the owner of all right, title, and interest therein, including all patent, copyright, trademark and proprietary rights relating thereto. In the event that it should be determined that the Custom Software does not qualify as a "Work Made for Hire," ECELERITY will and hereby does assign to CUSTOMER for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, all right, title, and interest that it may possess in such Custom Software including, but not limited to, all patent, trademark, copyright and proprietary rights relating thereto. Upon request, ECELERITY will take such steps as are reasonably necessary to

-7-

Exhibit B

eCelerity, LLC Stored Value Card Processing Agreement

enable CUSTOMER to record such assignment at ECELERITY's own cost and expense, and hereby irrevocably designates and appoints CUSTOMER as its agent and attorney-in-fact to act for and in ECELERITY's behalf, at CUSTOMER's expense, to execute and file any document and to do all other lawfully permitted acts to further the foregoing with the same legal force and effect as if executed by ECELERITY. The parties agree that the Custom Software and all such rights are being sold and assigned in their entirety to Customer for whatever use it desires, and nothing contained herein with respect to the Custom Software shall be deemed to constitute a mere license or franchise in Customer.

Should Customer or any of its agents or representatives seek to obtain letters patent, trademarks or copyrights in any country of the world on all or part of the Custom Software, ECELERITY agrees to cooperate without compensation, but also without expense, in providing information, completing forms, performing actions and obtaining the necessary signatures of or on behalf of ECELERITY or assignments required to obtain such letters patent, trademarks or copyrights. In the event Customer shall be unable for any reason to obtain ECELERITY's signature on any document necessary for any purpose set forth in the foregoing sentence, ECELERITY hereby irrevocably designates and appoints each of Customer and its duly authorized officers and agents as ECELERITY's agent and ECELERITY's attorney-in-fact to act for and in ECELERITY's behalf and stead to execute and file any such document and to do all other lawfully permitted acts to further any such purpose with the same force and effect as if executed and delivered by ECELERITY, provided CUSTOMER shall not be authorized to commit ECELERITY to any obligation.

Notwithstanding the foregoing or anything else to the contrary in this Agreement, the definition of Custom Software includes only software that ECELERITY first creates for CUSTOMER as a result of ECELERITY's custom development work described on Exhibit E, based upon CUSTOMER's preexisting specifications provided to ECELERITY by CUSTOMER before such work. Notwithstanding the foregoing or anything else to the contrary in this Agreement, the definition of Custom Software excludes: (a) anything used, created, prepared, conceived, reduced to practice, invented, discovered or received by ECELERITY (either alone or jointly with one or more other persons or entities) before such work (the "Prior Work"); and (b) any copyright or proprietary right available in, resulting from, or granted pursuant to the Prior Work.

9.7 **Nonexclusive License.** CUSTOMER hereby grants ECELERITY a nonexclusive license to use, reproduce and prepare derivative works based upon the Custom Software and/or any material delivered by CUSTOMER to ECELERITY under this Agreement, but only for the purpose of ECELERITY's activities under this Agreement for the benefit of CUSTOMER.

9.8 **Exclusivity.** ECELERITY shall not offer or sell any software or services comparable to or competitive with the software or services which are the subject of this Agreement to any other party engaged in the "amusement" or "amusement with prize" gaming business in Texas. Further, ECELERITY agrees that the Custom Software shall belong to CUSTOMER and shall at no time offer or sell the Custom Software to any third party.

10. STANDARD OF OPERATIONS

10.1 **Obligations of eCelerity.**

(a) ECELERITY SYSTEM. ECELERITY will implement the ECELERITY System in accordance with applicable industry standards for card processors and will, at ECELERITY expense, correct any errors that are due solely to ECELERITY's personnel or ECELERITY's program. However, except as expressly provided in this Agreement, the expense of correcting such errors incurred by ECELERITY shall be the only responsibility of ECELERITY occasioned by its performance or non-performance of its obligations under this Agreement, and CUSTOMER agrees to accept the corrections of errors by ECELERITY as its sole and exclusive remedy. Except as provided in Section 10.1(b) below, CUSTOMER may not assert any claim against ECELERITY after one (1) year from the date that CUSTOMER has or should have had knowledge of the facts giving rise to such a loss.

JT
N

-8-

Exhibit B

eCelerity, LLC Stored Value Card Processing Agreement

(b) IN NO EVENT SHALL EITHER PARTY HERETO BE LIABLE FOR INDIRECT, CONSEQUENTIAL, INCIDENTAL, ADDITIONAL OR PUNITIVE DAMAGES OF THE OTHER PARTY OR ANY OTHER SIMILAR LIABILITY ARISING OUT OF A BREACH OF THIS AGREEMENT.

10.2 **Insurance.** ECELERITY shall obtain promptly following execution of this Agreement and keep in force during the term of this Agreement, and thereafter as provided below, the following insurance with a company or companies reasonably acceptable to CUSTOMER:

A. Commercial general liability, including coverage for completed operations (for at least two years after completion of the services described in this Agreement), products liability and contractual obligations; and

B. Professional liability for errors and omissions with a limit of $1,000,000 providing coverage for a period of at least two years following completion of the services described in this Agreement.

C. The limits of coverage for section A above shall be $1,000,000 per occurrence plus $5,000,000 excess or umbrella liability coverage.

ECELERITY shall use commercially reasonable efforts to cause its insurers to: (i) waive all rights of subrogation against CUSTOMER, and its officers, directors and employees; (ii) name CUSTOMER and its directors, officers, employees, agents, successors and permitted assigns and their employees as Additional Insureds; and (iii) furnish certificates of insurance in a form reasonably acceptable to CUSTOMER evidencing that the above insurance is in effect and otherwise complies with the requirements of this Section.

ECELERITY shall use commercially reasonable efforts to require its insurance carriers to give CUSTOMER thirty (30) days written notice of any material change or alteration in the coverage specified above or cancellation of any policy of insurance required hereunder. The carrying by ECELERITY of the insurance required herein shall in no way be interpreted as relieving ECELERITY of any other obligations it may have under this Agreement.

11. <u>TERM AND TERMINATION</u>

11.1 **Initial Term and Renewal.** The initial term of this Agreement shall begin as of the Effective Date of this Agreement and shall continue for three (3) years following the Live Date. This Agreement shall be extended for successive one-year terms following the expiration of the initial or any renewal term unless terminated by either party as provided in this Section 11. In the event that CUSTOMER elects to terminate this Agreement at the end of the initial or any renewal term, CUSTOMER shall provide ECELERITY with written notice of such termination not less than 30 days prior to the end of the then-current term. In the event that ECELERITY elects to terminate this Agreement at the end of the initial or any renewal term, ECELERITY shall provide CUSTOMER with written notice of such termination not less than 90 days prior to the end of the then-current term.

11.2 **Termination for Cause.** Either Party may terminate this Agreement with respect to its participation in this Agreement in the event of a material breach of this Agreement by the other Party (the "breaching Party") by the delivery of thirty (30) days written notice describing such breach; provided, however, that if the breaching Party shall have cured the breach prior to the expiration of the notice of termination, this Agreement shall continue in full force and effect with respect to the Party giving notice as if no notice had been given.

11.3 **Termination for Nonpayment.** In the event either Party fails to pay all amounts due the other Party in accordance with the terms of this Agreement after a thirty (30) day period from the due date of such payment, then the offended Party shall notify the offending Party in writing that the

-9-

Exhibit B

eCelerity, LLC Stored Value Card Processing Agreement

offending Party is in material breach of this Agreement. The offending Party shall have ten (10) days from date of receipt of such written notice to cure the non-payment. If the offending Party fails to remit payment after the ten (10) day cure period, then the offended Party may terminate this Agreement upon written notice to the other Party.

11.4 **Termination upon Bankruptcy or Insolvency/Assumption by Financing Party.** In the event either Party is declared insolvent and is liquidated by any state or federal regulatory agency, this Agreement shall automatically terminate upon declaration of insolvency. Notwithstanding the foregoing, in the event CUSTOMER is declared insolvent but is not liquidated, or is placed in receivership or conservatorship, or other similar actions are taken, the use of the services described herein by any new owner, receiver, conservator, manager or other agent or representatives shall be deemed acceptance and assumption of this Agreement on the full terms and conditions contained herein. In addition, in the event that ECELERITY assigns this Agreement pursuant to Section 13.5 below and, as a result of such assignment, ECELERITY's obligations under this Agreement are assumed by a third party unacceptable to CUSTOMER (in the exercise of CUSTOMER's sole and unfettered discretion), then CUSTOMER may terminate this Agreement immediately upon notice to ECELERITY.

11.5 **Termination by Reason of Regulation.** Either Party may terminate this Agreement or curtail or restrict its operations hereunder at any time or times upon notice to the other Party, all without liability, except for liabilities accrued prior to the date of termination, upon the issuance of any order, rule or regulation or any regulatory agency or administrative body or the decision or order of any court of competent jurisdiction that is controlling or binding on the terminating Party prohibiting any or all of the services contemplated in this Agreement, or if such order, rule or regulation restricts the provision of such services so as to make the continued provision thereof unprofitable or undesirable, or will be unduly restrictive to the business of the terminating Party or shall require burdensome capital contributions or expenditures. In such event, the Parties will make reasonable arrangements to effect as orderly and timely termination as possible.

11.6 **Termination for Discontinuance/Fee Increases by Sponsor Bank**. CUSTOMER shall have the right to terminate this Agreement immediately upon notice to ECELERITY in the event of discontinuance by one or more Sponsor Banks to the extent such discontinuance results in CUSTOMER's inability to operate the Program. In addition, in the event that CUSTOMER is unable to negotiate an acceptable fee structure with any Sponsor Bank, CUSTOMER may terminate this Agreement, immediately upon written notice to ECELERITY.

11.7 **Termination of Custom Software Development**. CUSTOMER shall have the right to terminate this Agreement immediately upon termination of the Custom Software project as described in Exhibit E.

11.8 **Termination for Lack of Availability of ECELERITY System**. CUSTOMER shall have the right to terminate this Agreement for lack of availability of the ECELERITY system as set forth in Paragraph 6.2(e).

12. ARBITRATION AND DISPUTE RESOLUTION

All disputes arising under or in connection with the Agreement will initially be referred to the Parties' account managers. If the account managers are unable to resolve the dispute within ten (10) business days after the referral to them, senior executives of each Party will use their best efforts to resolve the dispute informally and amicably. If, after negotiating for thirty (30) days, the Parties are unable to resolve the dispute, the dispute shall be submitted to binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association in Austin, Texas, by the Party alleging injury. This paragraph shall not be interpreted as a limitation of any rights granted to either party in Paragraph 10.

-10-

Exhibit B

eCelerity, LLC Stored Value Card Processing Agreement

13. MISCELLANEOUS

13.1 **Force Majeure.** Neither Party will be liable for the failure to perform its obligations under this Agreement if such failure is due to acts or events beyond such party's reasonable control which include, by way of illustration, but not limitation, acts or events attributable to, acts of God or public enemy, acts of government, civil disobedience, lock-outs, freight embargoes, or Third-Party Network outages.

13.2 **Waiver.** The failure of either Party to enforce at any time any provision of this Agreement or to exercise any right herein provided shall not in any way be construed to be a waiver of such provision or right and shall not in any way effect the validity of this Agreement or any part hereof, or limit, prevent or impair the right of such Party subsequently to enforce such provision or exercise such right.

13.3 **Governing Law.** This Agreement shall be construed in accordance with Texas law, and venue for any actions pertaining to this Agreement shall be in Austin, Travis County, Texas.

13.4 **Entire Agreement.** This Agreement, together with the exhibits hereto, represents the entire understanding between the Parties with respect to the matters contained herein and may be amended only by an instrument in writing signed by the Parties. There are not representations or warranties, express or implied, other than those contained herein.

13.5 **Successors; Assignment.** This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors, transferees and assignees. Neither this Agreement nor any interest herein may directly or indirectly be transferred or assigned by either Party other than to a Permitted Assignee (which assumes in writing the obligations of the assigning party), in whole or in part, without the prior written consent of the other Party, which consent shall not be unreasonably withheld. A "Permitted Assignee" shall mean an affiliate, parent, or subsidiary of either Party that is of similar or better financial strength of such Party. Subject to the provisions of Section 11.4 above, ECELERITY may transfer, assign, or dispose of its rights or obligations under this Agreement without CUSTOMER's consent to a bank or vendor that is not a competitor of CUSTOMER or any of its parents, subsidiaries, or affiliates, solely for the purpose of obtaining financing. Upon a transfer or assignment under this Section that does not require the other Party's consent, the transferring or assigning Party shall provide the other Party with prompt written notice of such transfer or assignment, subject to applicable laws or regulations.

13.6 **Notice.** Any notice required or permitted hereunder shall be in writing and may be given in person, by overnight service or by depositing same in the United States mail, first class postage prepaid, to the address of the Party receiving notice as appears on the signature page of this Agreement or as changed through written notice to the other Party.

13.7 **Severability.** If any provision of this Agreement, or the applicability of such provision to any Person or circumstance, shall be determined to be invalid by any court or competent jurisdiction, then such determination shall not affect any other provision of this Agreement, all of which provisions shall remain in effect and, if the provision is capable of being construed in two ways, one of which would render it valid, the provision shall have the meaning which renders it valid.

13.8 **Survival.** The Parties hereby agree that if this Agreement is terminated for any reason, the provisions of Sections 7.4, 7.5, Article 9, 12 and 13 shall survive such termination and shall continue in full force and effect as if such termination had not occurred.

14. RELATIONSHIP OF THE PARTIES

ECELERITY, in providing services to CUSTOMER hereunder, is acting only as an independent contractor. Except as otherwise provided herein: (a) ECELERITY does not undertake by this Agreement or otherwise to perform any obligation of CUSTOMER, whether regulatory or contractual, or to assume any responsibility for CUSTOMER's business or operations, and (b) ECELERITY has the sole right and obligations to supervise, manage, contract, direct, procure, perform or cause to be performed, all work to be performed by ECELERITY under this Agreement.

JT

-11-

Exhibit B

eCelerity, LLC Stored Value Card Processing Agreement

Customer: ACES WIRED, LLC		**ECELERITY, LLC**	
By:	*[signature]*	By:	*[signature]*
Date:	12/15/04	Date:	12/15/04
Printed Name:	Jeremy Tyra	Printed Name:	Richard Schappel
Title:	Project Manager	Title:	President

Address for Notice: 1114 Lost Creek Boulevard, Suite 125, Austin, Texas 78746

Address for Notice: 6034 West Courtyard Drive, Suite 307, Austin, Texas 78730

[SIGNATURE PAGE TO
STORED VALUE CARD PROCESSING AGREEMENT BETWEEN
ECELERITY, LLC AND ACES WIRED, LLC]

RJ

-12-

Exhibit C

eCelerity, LLC Purchase Agreement

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement ("Agreement") is entered into as of March 24, 2006, by and among eCelerity, LLC, a Texas limited liability company ("Seller"), North Texas Amusement Partners LP, a Texas limited partnership ("Buyer"), ECelerity II, Inc., the sole member of Seller ("Sole Member"), and the shareholders of the Sole Member listed on the signature pages hereto (collectively with the Sole Member, the "Seller Parties").

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of the assets and properties owned or used by Seller (collectively, the "Acquired Assets") in operating its stored value card business and related operations (collectively, the "Acquired Business").

NOW, THEREFORE, in consideration of the premises and of the respective representations, warranties, covenants, agreements and conditions contained herein, the parties hereto hereby agree as follows:

1. Purchase, Sale and Assumption.

(a) Purchase and Sale. On the terms and subject to the conditions set forth in this Agreement, Seller hereby sells, transfers, assigns and delivers to Buyer, and Buyer agrees to accept and purchase from Seller, at the Closing, all of the Acquired Assets. The Acquired Assets shall include, without limitation, (i) all of the assets, properties, inventory, and equipment set forth on Exhibit A attached hereto and made a part hereof, together with all other assets, computer equipment and hardware used in the operation of the Acquired Business and all intellectual property used by the Seller in the operation of such computer equipment and hardware, including, without limitation, all software, all of the Seller's rights under any licenses related to the Seller's use, at any time, of such computer equipment, hardware or software, and all leases pursuant to which Seller leases any computer equipment; (ii) all leasehold rights, interests, improvements, fixtures and signage governed by the real property leases listed on Exhibit B upon which the Acquired Business is presently conducted by Seller, subject to the limitations set forth on Exhibit B (the "Lease"); (iii) all rights under contracts and agreements that are expressly assumed by Buyer at the Closing, all as more particularly described in the bill of sale which Seller shall execute and deliver to Buyer at the Closing substantially in the form of Exhibit C attached hereto and by this reference made a part hereof (the "Bill of Sale"); and (iv) all goodwill associated with the Acquired Business. The Acquired Assets shall not include the Excluded Assets. At the Closing, the Acquired Assets shall be transferred and assigned to Buyer free and clear of all Liens. In the event that certain of the contracts listed in Exhibit A are not assignable, Seller will continue to perform those contracts for the benefit of Buyer and the Acquired Business at Buyer's expense, and Buyer and Seller shall cooperate to obtain assignments of those contracts in due course.

(b) Excluded Assets. The term "Excluded Assets" means, collectively, the following: (i) all cash in Seller's bank accounts; (ii) all rights and claims of Seller with

Exhibit C

eCelerity, LLC Purchase Agreement

respect to the Excluded Liabilities; and (iii) all capital stock and books and records of Seller.

(c) Assumed Liabilities. On the terms and subject to the terms and conditions of this Agreement, Buyer agrees to assume, at and effective from the Closing, the Assumed Liabilities, only, and not the Excluded Liabilities. The term "Assumed Liabilities" means (i) the Lease and (ii) those liabilities, if any, set forth on Exhibit E attached hereto and by this reference made a part hereof. Buyer shall not assume or take title to the Acquired Assets subject to, or in any way be liable or responsible for, any liabilities or obligations of Seller (whether or not referred to in any Schedule or Exhibit hereto), except as specifically provided in this Section 1(c), it being expressly acknowledged that it is the intention of the parties hereto that all liabilities and obligations that Seller has or may have in the future other than the Assumed Liabilities shall be and remain the liabilities and obligations of Seller.

(d) Excluded Liabilities. The term "Excluded Liabilities" means any and all debts, liabilities, expenses or obligations of Seller, other than the Assumed Liabilities, including, but not limited to, those liabilities set forth on Exhibit D attached hereto.

(e) Purchase Price. The Buyer agrees to pay and discharge the Assumed Liabilities as payment in full for the Acquired Assets (the "Purchase Price"). In the event that the actual payment made by the Buyer to fully discharge the Assumed Liabilities is less than Nine Hundred Thousand Dollars ($900,000), Buyer shall apply the amount by which Nine Hundred Thousand Dollars ($900,000) exceeds the aggregate payment made by the Buyer to fully discharge the Assumed Liabilities to discharge a portion of the Excluded Liabilities, which payments shall be allocated among the Excluded Liabilities as mutually agreed by Buyer and Seller.

2. Documents Delivered. Seller herewith delivers to Buyer (A) the Bill of Sale; (B) consents to the transactions contemplated hereby in a form reasonably satisfactory to Buyer, from the persons whose consent is required for the transactions contemplated by this Agreement or for the transfer or assignment to Buyer of any of the Acquired Assets; and (C) assignments by employees of Seller of all rights in intellectual property used by the Acquired Business in a form acceptable to Buyer, which assignments shall include covenants not to engage in business that competes with the business of Buyer, consisting of the development of software for use in the stored value card business as it relates to gaming and the amusement game business.

3. Representations and Warranties of Seller and the Seller Parties. Seller and the Seller Parties represent and warrant to Buyer that the statements contained in this Section 3 are correct and complete as of the date of this Agreement, except as set forth in a written disclosure schedule, if any, delivered by Seller to Buyer and accepted in writing by Buyer in its sole discretion on the date hereof (the "Disclosure Schedule").

(a) Organization and Standing of Seller. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Seller has corporate power and authority to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted.

2

Exhibit C

eCelerity, LLC Purchase Agreement

(b) Authority; No Conflict. Each of the Seller and the Seller Parties has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All acts and other proceedings required to be taken by each of the Seller and the Seller Parties to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and properly taken. This Agreement has been duly executed and delivered by each of the Seller and the Seller Parties and constitutes a valid and binding obligation of each of the Sellers and the Seller Parties, enforceable against each in accordance with its terms. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and compliance with the terms thereof, will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under any agreement, law, regulation, judgment, order or otherwise (collectively "Laws"), or give rise to a right of termination, cancellation or acceleration of any obligation, or result in the creation of any Lien upon any of the Acquired Assets.

(c) Balance Sheet; Undisclosed Liabilities. Seller has provided Buyer with a balance sheet as of December 31, 2005 (the "Balance Sheet"). The Balance Sheet is accurate as of December 31, 2005, except for changes in the ordinary course of business since such date. The Acquired Assets constitute, with the exception of any Excluded Assets, all the assets, properties, rights and interests reflected on the Balance Sheet. The Assumed Liabilities arise out of or relate to the Acquired Business and Seller has no material liabilities or obligations of any nature (whether accrued, absolute, contingent, unasserted or otherwise), except (A) as set forth in the Balance Sheet, (B) for liabilities and obligations arising in the ordinary course of business consistent with past practice since the date of the Balance Sheet or (C) for Excluded Liabilities.

(d) Taxes. Seller has, in respect of the Acquired Business, filed all required Tax Returns which are required to be filed (all such returns being true, correct and complete in all material respects) and has paid all Taxes shown to be due on such Tax Returns, and all monies required to be collected as sales or similar Taxes or to be withheld by Seller from employees of the Acquired Business for income Taxes and social security and other payroll Taxes have been collected or withheld, and either paid to the respective taxing authorities, set aside in accounts for such purpose, or accrued, reserved against and entered upon the books of the Acquired Business. Any Taxes in respect of the period since December 31, 2005 have arisen in the ordinary course of business. There are no ongoing audits or examinations of any of the Tax Returns of Seller, nor has Seller been notified by any governmental authority that any such audit is contemplated or pending. No governmental authority is now asserting or threatening to assert against Seller any deficiency or claim for additional Taxes. No extension of time with respect to any date on which a Tax Return was or is to be filed by Seller is in force, and no waiver agreement by Seller is in force for the extension of time for the assessment or payment of any Taxes. There are no liens for Taxes upon any of the Acquired Assets other than Liens for Taxes not yet due or payable. For purposes of this Agreement, "Taxes" shall mean federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other

3

AL JJH

Exhibit C

eCelerity, LLC Purchase Agreement

like assessment or charge of any kind whatsoever, together with any interest or penalty, imposed by any governmental authority. For purposes of this Agreement, "Tax Returns" shall mean all federal, state, local and foreign tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax Returns relating to Taxes.

(e) Title to Acquired Assets. Seller has indefeasible title to the Acquired Assets, free and clear of all mortgages, liens, claims, security interests, easements, rights of way, pledges, restrictions, charges or encumbrances of any nature whatsoever (collectively, "Liens").

(f) Condition of Assets. The Acquired Assets constitute all of the assets necessary to operate the Acquired Business operated by Seller in the same manner as conducted by Seller immediately prior to the Closing.

(g) Contracts. The Lease and any other leases, contracts or agreements to which Seller is a party, including those forming a part of the Acquired Assets or Assumed Liabilities (collectively, the "Contracts") are valid, binding and in full force and effect. Seller has performed all obligations required to be performed under the Contracts, and Seller is not (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder. Entry into this Agreement and consummation of the transactions contemplated hereby will not violate or constitute or give rise to a breach of any of the Contracts or any other lease, agreement, commitment, instrument or covenant to which Seller is a party or by which it is otherwise bound.

(h) Litigation Decrees. There are no lawsuits, claims, proceedings or investigations pending, or, to the knowledge of Seller, threatened, as of the date of this Agreement, by or against or affecting Seller or any of the Acquired Assets. Seller is not in default under any judgment, order or decree of any court, agency or other governmental authority applicable to it or any of the Acquired Assets.

(i) Compliance with Applicable Laws. Seller is in compliance with all applicable Laws of any governmental authority or instrumentality, domestic or foreign, except where noncompliance would not have a material adverse effect on the assets, financial condition or results of operations of the Acquired Business. Seller has not received any written communication from a governmental authority that alleges that Seller is not in compliance, in respect of the Acquired Business, with any Laws.

(j) Licenses; Permits. All licenses, permits or authorizations issued or granted to Seller by governmental authorities or agencies and applicable to the Acquired Business are validly held by Seller, and Seller has complied with all requirements in connection therewith.

(k) Environmental Matters. Seller is, and at all times has been, in full compliance with, and has not been and is not in violation of or liable under, any environmental law.

4

Exhibit C

eCelerity, LLC Purchase Agreement

(l) Disclosure. The representations and warranties contained in this Section 3 do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 3 not misleading.

4. Representations and Warranties of Buyer. Buyer hereby represents and warrants to Seller that Buyer is a limited partnership duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation. Buyer has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and thereby. All corporate acts and other proceedings required to be taken by Buyer to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and properly taken. This Agreement has been duly executed and delivered by Buyer and constitutes a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

5. Mutual Covenants. Each of Seller, Buyer and the Seller Parties covenants and agrees as follows:

(a) Cooperation. Buyer, Seller and the Seller Parties shall cooperate with each other for a period of 90 days after the Closing to ensure the orderly transition of the Acquired Business from Seller to Buyer and to minimize any disruption to the respective businesses of Seller and Buyer that might result from the transactions contemplated hereby.

(b) Access. Within the first two (2) years following the Closing Date, Seller and the Seller Parties will give Buyer reasonable access, during normal business hours and upon reasonable notice, to the books and records of Seller which directly relate to the Acquired Business.

6. Employee and Related Matters.

(a) Employment Agreements. Buyer and those certain employees listed on Schedule 6(a) shall enter into employment agreements on terms and conditions mutually agreeable to the parties thereto.

(b) Employee Withholding and Reporting. Seller shall provide all of its employees with Forms W-2, Wage and Tax Statements, setting forth the wages paid and taxes withheld by Seller with respect to such employees for the 2005 calendar year and that portion of the 2006 calendar year through the Closing Date.

(c) No Rights of Employment. Nothing in this Section 8, express or implied, is intended to confer or shall confer upon Seller's employees or former employees any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement, including, without limitation, any rights of employment.

7. Further Assurances. From time to time, as and when requested by a party hereto, the other parties, as requested, shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken all such further or other

5

RL JAH

Exhibit C

eCelerity, LLC Purchase Agreement

actions, as such other party may reasonably deem necessary or desirable to consummate the transactions contemplated by this Agreement.

8. Indemnification.

(a) Tax Indemnification.

(i) Seller and the Seller Parties jointly and severally indemnify Buyer, its affiliates and each of their respective officers, directors, employees and agents and hold them harmless from any loss, liability, claim, damage or expense (including reasonable legal fees and expenses) (collectively, "Loss") suffered or incurred by any such indemnified party arising from Taxes applicable to the Acquired Business or the Acquired Assets, in each case attributable to taxable years or periods ending at the time of or prior to the Closing.

(ii) Seller (or the Seller Parties on behalf of Seller) shall provide prompt reimbursement for any Tax paid by Buyer all or a portion of which is the responsibility of Seller in accordance with the terms of this Section 8(a). Within a reasonable time prior to the payment of any such Tax, Buyer shall give notice to Seller of the Tax payable and the portion which is the liability of Seller, although failure to do so will not relieve Seller from its liability hereunder except to the extent Seller is materially adversely affected thereby.

(b) Other Indemnification by Seller. Seller and the Seller Parties agree to indemnify Buyer, and its officers, directors, employees, agents, subsidiaries and affiliates and hold them harmless from any Loss suffered or incurred by any such indemnified party (other than any relating to Taxes for which the exclusive indemnification provisions are set forth in Section 8(a)) to the extent arising from:

(i) any breach of any representation or warranty of Seller or the Seller Parties contained in this Agreement or in any exhibit, certificate, instrument or other document delivered pursuant to this Agreement (respectively, the "Related Documents");

(ii) any breach of any covenant of Seller or the Seller Parties contained in a Related Document requiring performance after the Closing Date;

(iii) any Excluded Liabilities or Excluded Assets;

(iv) any Liens other than those associated with Buyer's assumption of the Assumed Liabilities; or

(v) any lawsuit, claim, proceeding or investigation, known or unknown, existing as of the date of this Agreement or asserted at any time thereafter, arising out of Seller's operation of the Acquired Business, by or against Buyer (or affiliate of Buyer) or any of the Acquired Assets, including without limitation any proceedings, investigations or matters disclosed, or for which

6

PL JAH

Exhibit C

eCelerity, LLC Purchase Agreement

disclosure is required, pursuant to this Agreement, and excluding any liability that is an Assumed Liability.

(c) Indemnification by the Buyer. Buyer shall indemnify Seller and its respective officers, directors, employees and agents against and hold them harmless from any Loss suffered or incurred by any such indemnified party to the extent arising from:

(i) any breach of any representation or warranty of Buyer contained in this Agreement;

(ii) any breach of any covenant of Buyer contained in this Agreement requiring performance after the Closing Date;

(iii) any Assumed Liabilities.

(d) Procedures Relating to Indemnification (Other than under Section 10(a)). In order for a party (the "indemnified party") to be entitled to any indemnification provided for under this Agreement (other than under Section 10(a)) in respect of, arising out of or involving a claim or demand made by any person, firm, governmental authority or corporation against the indemnified party (a "Third Party Claim"), such indemnified party must notify the indemnifying party in writing, and in reasonable detail, of the Third Party Claim within ten (10) business days after receipt by such indemnified party of written notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been actually prejudiced as a result of such failure. Thereafter, the indemnified party shall deliver to the indemnifying party, within five (5) business days after the indemnified party's receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Third Party Claim.

If a Third Party Claim is made against an indemnified party, the indemnifying party will be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the indemnifying party and reasonably satisfactory to the indemnified party. Should the indemnifying party so elect to assume the defense of a Third Party Claim, the indemnifying party will not be liable to the indemnified party for legal expenses subsequently incurred by the indemnified party in connection with the defense thereof. If the indemnifying party assumes such defense, the indemnified party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense. The indemnifying party shall be liable for the fees and expenses of counsel employed by the indemnified party for any period during which the indemnifying party has not assumed the defense thereof (other than during any period in which the indemnified party shall have failed to give notice of the Third Party Claim as provided above). If the indemnifying party chooses to defend or prosecute any Third Party Claim, all the parties hereto shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the indemnifying party's request) the provision to the

7

Exhibit C

eCelerity, LLC Purchase Agreement

indemnifying party of records and information which are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the indemnifying party shall have assumed the defense of a Third Party Claim, the indemnified party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the indemnifying party's prior written consent (which consent shall not be unreasonably withheld).

9. Assignment. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by a party (other than by operation of law in connection with a merger, a sale of substantially all the assets, or a liquidation of Seller or Buyer) without the prior written consent of the other parties (which consent shall not be unreasonably withheld); provided, however, that Buyer may assign its rights hereunder to a parent, subsidiary or affiliate of Buyer without the prior written consent of Seller or the Seller Parties.

10. Non-competition; Confidential Information.

(a) Each of the Seller and the Seller Parties acknowledges that in consideration of the payment of the Purchase Price, Buyer is acquiring the goodwill of the Business, including complete ownership and control of the Assets. Therefore, each of the Seller and the Seller Parties agrees that for a period commencing upon the date hereof and ending upon the fifth anniversary hereof, he will not, directly or indirectly, either as an employee, employer, consultant, agent, principal, partner, stockholder, corporate officer, director, or in any other individual or representative capacity, engage or participate in any business that competes with the business of Buyer, consisting of the development of software for use in the stored value card business as it relates to gaming and the amusement game business. Each of the Seller and the Seller Parties represents to Buyer that the enforcement of the restriction contained in this Section 10(a) would not be unduly burdensome.

(b) Each of the Seller Parties agrees that a breach or violation of this covenant not to compete by him shall entitle Buyer, as a matter of right, to an injunction issued by any court of competent jurisdiction, restraining any further or continued breach or violation of this covenant. Such right to an injunction shall be cumulative and in addition to, and not in lieu of, any other remedies to which Buyer may show itself justly entitled. Further, during any period in which he is in breach of this covenant not to compete, the time period of this covenant shall be extended for an amount of time that he is in breach hereof.

(c) In addition to the restrictions set forth in Section 10(a), each of the Seller Parties shall not, for a period commencing upon the date hereof and ending upon the fifth anniversary hereof, either directly or indirectly, (i) make known to any person the names and addresses of any of the customers of the Acquired Business or contacts within the industry or any other information pertaining to such customers or contacts, (ii) call on, solicit, or take away, or attempt to call on, solicit, or take away, any of the customers of the Acquired Business, whether for Seller or for any other person, or (iii) recruit or hire

8

Exhibit C

eCelerity, LLC Purchase Agreement

or attempt to recruit or hire, directly or by assisting others, any employee, consultant, or independent contractor of Buyer.

(d) The parties to this Agreement agree that the limitations contained in this Section 10 with respect to time, geographical area, and scope of activity are reasonable. However, if any court shall determine that the time, geographical area, or scope of activity of any restriction contained in this Section is unenforceable, it is the intention of the parties that such restrictive covenant set forth herein shall not thereby be terminated but shall be deemed amended to the extent required to render it valid and enforceable.

(e) Each of the Seller and the Seller Parties further acknowledges that they have had access to Confidential Information of Seller. Each of the Seller and the Seller Parties covenants and agrees that it shall not, within five (5) years after the date hereof. directly or indirectly use for their own behalf or divulge to any third party any Confidential Information of Seller. As used herein, "Confidential Information" shall consist of all information, knowledge, trade secrets, or data relating to the Acquired Business (including without limit all information relating to products, inventions, distribution or sales methods, customer and prospective customer lists, prices, and trade practices) which are not in the public domain or otherwise published or publicly available. Confidential Information shall not be deemed to be in the public domain or otherwise published or publicly available if published, disseminated, or otherwise disclosed by Sellers in violation of this Section 10. Sellers agree to deliver to Buyer at the Closing all material (and all copies thereof) which contains or relates to Confidential Information.

11. No Third-Party Beneficiaries. Except as provided for indemnified parties in Section 8, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person or entity, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

12. Survival of Representations and Warranties. All of the representations and warranties of the parties contained in this Agreement and the indemnification obligations set forth in Section 8 shall survive the Closing hereunder and continue in full force and effect for eighteen (18) months following the date hereof.

13. Amendments. No amendment to this Agreement shall be effective unless it shall be in writing and signed by all parties hereto.

14. Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent prepaid telecopy, or sent, postage prepaid, by registered, certified or express mail, or reputable overnight courier service and shall be deemed given when so delivered by hand, telexed, cabled or telecopied, or if mailed, three days after mailing (one business day in the case of express mail or overnight courier service), as follows:

(i) if to Buyer:

9

Exhibit C

eCelerity, LLC Purchase Agreement

North Texas Amusement Partners, LP
11827 Judd Court
Dallas, TX 75243

(ii) if to Seller:

6034 West Courtyard
Suite 307
Austin, Texas 78730
Attn: Richard Schappel

(iii) if to the Seller Parties:

6034 West Courtyard
Suite 307
Austin, Texas 78730
Attn: Richard Schappel

15. Interpretation. The headings contained in this Agreement, in any exhibit or schedule hereto are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

16. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party.

17. Entire Agreement. This Agreement contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

18. Fees. Each party hereto hereby agrees, represents and warrants that no person has acted in connection with this Agreement or the transactions contemplated hereby as a broker or finder and that no person is entitled to any brokerage fee, finder's fee or commission with respect thereto. The parties further agree to hold the other party harmless from any damages, claims or expenses asserted against such party as a result of any person claiming a commission or finder's fee for the transactions contemplated herein.

19. Severability. If any provision of this Agreement or the application of any such provision to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

10

Exhibit C

eCelerity, LLC Purchase Agreement

20. Attorney's Fees. Should any litigation be commenced with respect to any matters governed by this Agreement, the party prevailing shall be entitled, in addition to such other relief as may be granted, to a reasonable sum for such party's attorneys' fees and expenses determined by the court in such litigation.

21. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Texas applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State.

22. Remedies. Each of the parties acknowledges and agrees that each other party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each or the parties agrees that each other party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter, in addition to any other remedy to which it may be entitled, at law, or in equity.

23. Submission to Jurisdiction. Each of the parties submits to the jurisdiction of any state or federal court sitting in Austin, Texas, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court. Each party also agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other party with respect thereto. Each party agrees that a final judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity.

* * * * *

11

Exhibit C

eCelerity, LLC Purchase Agreement

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

BUYER:

North Texas Amusement Partners LP

By: Amusement Innovation Partners, LLC,
its general partner

By: [signature]
Name: Jeffrey J. Hiser
Title: Director

SELLER:

eCelerity, LLC

By: [signature]
Name: Richard Schappel
Title: President

SOLE MEMBER:

ECelerity II, Inc.

By: [signature]
Name: Richard Schappel
Title: President

SHAREHOLDERS OF SOLE MEMBER:

[signature]
Name: Richard Schappel

____
Name: _______________________

12

Exhibit C

eCelerity, LLC Purchase Agreement

NORTH TEXAS AMUSEMENT PARTNERS LP

____
____
____

March 23, 2006

eCelerity, LLC
6034 W. Courtyard #307
Austin TX 78730
Attn: Richard Schappel

eCelerity II, Inc.
6034 W. Courtyard #307
Austin TX 78730
Attn: Richard Schappel

Re: Acknowledgment of Assumption of Loan from Cash Systems, Inc.

Dear Mr. Schappel:

This letter serves as our acknowledgment that, pursuant to that certain Asset Purchase Agreement among eCelerity, LLC ("Seller), ECelerity II, Inc. ("Sole Member"), certain shareholders of Sole Member listed on the signature pages thereto, and North Texas Amusement Partners LP ("Buyer"), dated March 23, 2006, Buyer assumes all liabilities of Seller and Sole Member under that certain Promissory Note and Security Agreement with Cash Systems, Inc., dated September 15, 2004, as amended on January 11, 2005 and March 10, 2005 (the "Loan"). The outstanding balance under the Loan was approximately $606,000 as of March 23, 2006, not including penalties.

Buyer acknowledges that it will execute and deliver any documents reasonably required by Cash Systems, Inc. to effect the assumption of the Loan and the liabilities thereunder. As a result of Buyer's assumption of the Loan, Buyer acknowledges that Seller and Sole Member have no further liabilities under the Loan, including any penalties payable thereunder.

Best regards,

Amusement Innovation Partners, LLC,
General Partner

By: ____________________
Jeffrey J. Hiser, Director

509709 000001 HOUSTON 448395.1

Exhibit D

Review of Minimum Disclosure Requirements under SFAS 123(R)

[Note: Paragraph A240 of SFAS 123(R) is reproduced below, together with our responses regarding the applicability of the minimum requirement disclosures set forth in that paragraph. Our responses, including the modifications to Note 6 and Note 12 to our audited consolidated financial statements as of October 29, 2006, are in italics.]

MINIMUM DISCLOSURE REQUIREMENTS AND ILLUSTRATIVE
DISCLOSURES

A240. The minimum information needed to achieve the disclosure objectives in paragraph 64 of this Statement is set forth below. To achieve those objectives, an entity should disclose the following information:

a. A description of the share-based payment arrangement(s), including the general terms of awards under the arrangement(s), such as the requisite service period(s) and any other substantive conditions (including those related to vesting), the maximum contractual term of equity (or liability) share options or similar instruments, and the number of shares authorized for awards of equity share options or other equity instruments. An entity shall disclose the method it uses for measuring compensation cost from share-based payment arrangements with employees.

The pertinent points addressed above are disclosed at Note 6, including as applicable any modifications to Note 6, as follows. We believe as disclosed at Note 6, it is implicitly clear that certain of the other points above are not applicable (e.g., “maximum contractual term”).

“A description of the share-based payment arrangement(s)”

As of October 29, 2006, the Company’s only share-based compensation plan related to the grants on October 4, 2006 of approximately 1.1 million shares of restricted common stock to certain of its officers, certain employees and all of its non-employee directors.

“the requisite service period(s) and any other substantive conditions (including those related to vesting)”

On September 26, 2005, Goodtime’s partnership agreement was amended such that two of the Company’s officers were each granted a 5% non-voting profit interest in Goodtime. The profit interests vested from the date of the grant through March 31, 2007 . . . On July 28, 2006, Goodtime’s partnership agreement was amended again such that certain of the Company’s employees and all of its non-employee directors were collectively granted an approximate 5.3% non-voting profit interest in Goodtime. These profit interests vested from the date of the grant through August 3, 2008 . . . When the Company acquired Goodtime on October 4, 2006, the profit interests in Goodtime were exchanged for approximately 1.1 million shares of ~~the Company’s~~ restricted common stock ~~shares~~, which were granted concurrent with and from the total common shares the Company issued in exchange for Goodtime. These restricted common stock shares vest (graded vesting) over the same respective periods as had the profit interests in Goodtime but are not subject to market conditions. The Company accounted for the exchange of the profit interests in Goodtime for the restricted common stock shares as a modification of an award pursuant to SFAS 123R..

“the method it uses for measuring compensation cost from share-based payment arrangements with employees”

Exhibit D

Review of Minimum Disclosure Requirements under SFAS 123(R)

As there was no public trading market for the Company’s common stock on the grant date, ~~The Company valued the grant of~~ the restricted common stock shares were valued at $5.00 per share (or approximately $5.6 million in total) based on the fact that as a condition precedent to its acquisition of Goodtime, the Company was required to and sold in a private placement approximately 1.6 million shares of its Series A convertible preferred stock at $5.00 per share. Each share of the preferred stock is convertible into one share of the Company’s common stock, and the holders of the Series A preferred stock are not entitled to regular dividends.1,2

b. For the most recent year for which an income statement is provided:

(1) The number and weighted-average exercise prices (or conversion ratios) for each of the following groups of share options (or share units):

(a) those outstanding at the beginning of the year,

Not applicable.

(b) those outstanding at the end of the year,

Not applicable.

(c) those exercisable or convertible at the end of the year, and those

Not applicable.

(d) granted,

Not applicable.

(e) exercised or converted,

Not applicable.

(f) forfeited, or

Not applicable.

(g) expired during the year.

Not applicable.

(2) The number and weighted-average grant-date fair value (or calculated value for a nonpublic entity that uses that method or intrinsic value for awards measured pursuant to paragraphs 24 and 25 of this Statement) of equity instruments not specified in paragraph A240(b)(1) (for example, shares of nonvested stock), for each of the following groups of equity instruments:

(a) those nonvested at the beginning of the year,

Exhibit D

Review of Minimum Disclosure Requirements under SFAS 123(R)

Not applicable. The profit interests were not equity instruments, and the restricted common shares were during fiscal year 2006.
(b) those nonvested at the end of the year, and those

Approximately 1.1 million shares of ~~vested and unvested~~ restricted common stock ~~shares~~ granted to certain of the Company’s officers, certain employees and all of its non-employee directors in October 2006 were issued and outstanding as of October 29, 2006, of which approximately 305,000 shares with a total fair value of approximately $1.5 million were vested, and approximately 823,000 shares were unvested as of that date. Approximately 620,000 shares and 203,000 shares of the restricted common stock, each having a fair value of $5.00 per share, are expected to vest in fiscal years 2007 and 2008, respectively. [Note 12, as modified]

(c) granted,

When the Company acquired Goodtime on October 4, 2006, the profit interests in Goodtime were exchanged for approximately 1.1 million shares of ~~the Company’s~~ restricted common stock ~~shares~~, which were granted concurrent with and from the total common shares the Company issued in exchange for Goodtime [Note 6, as modified, and Note 12 per above]

(d) vested, or

[Note 12 above, as modified]

(e) forfeited during the year.

Not applicable.

In some circumstances, an entity may need to disclose information beyond that listed in this paragraph to achieve the disclosure objectives.

c. For each year for which an income statement is provided:

(1) The weighted-average grant-date fair value (or calculated value for a nonpublic entity that uses that method or intrinsic value for awards measured at that value pursuant to paragraphs 24 and 25 of this Statement) of equity options or other equity instruments granted during the year.

At Note 6 we disclose that the only equity awards granted during fiscal years 2006 and 2005 were the restricted common shares, all of which had a fair value of $5.00 per share. It is also disclosed at Note 6, that the profit interests, for which the restricted shares were exchanged in October 2006, had no value prior to the modification resulting from the exchange.

(2) The total intrinsic value of options exercised (or share units converted), share-based liabilities paid, and the total fair value of shares vested during the year.

Approximately 1.1 million shares of ~~vested and unvested~~ restricted common stock ~~shares~~ granted to certain of the Company’s officers, certain employees and all of its non-employee directors in October 2006 were issued and outstanding as of October 29, 2006, of which approximately 305,000 shares, with a total fair value of approximately $1.5 million, were vested, and approximately 823,000 shares were unvested as of that date. Approximately 620,000 shares and 203,000 shares of the restricted common stock, each having a fair value of $5.00 per share, are expected to vest in fiscal years 2007 and 2008, respectively. [Note 12, as modified]

Exhibit D

Review of Minimum Disclosure Requirements under SFAS 123(R)

d. For fully vested share options (or share units) and share options expected to vest at the date of the latest statement of financial position:

The preamble to Note 12 will be modified as follows, which we believe implicitly satisfies the “intrinsic value” disclosure requirements discussed below and elsewhere in paragraph A240.

As of and prior to October 29, 2006, there was no public trading market for either the Company’s or K&B’s capital stock.

(1) The number, weighted-average exercise price (or conversion ratio), aggregate intrinsic value, and weighted-average remaining contractual term of options (or share units) outstanding.

Approximately 1.1 million shares of ~~vested and unvested~~ restricted common stock ~~shares~~ granted to certain of the Company’s officers, certain employees and all of its non-employee directors in October 2006 were issued and outstanding as of October 29, 2006, of which approximately 305,000 shares with a total fair value of approximately $1.5 million were vested, and approximately 823,000 shares were unvested as of that date. Approximately 620,000 shares and 203,000 shares of the restricted common stock, each having a fair value of $5.00 per share, are expected to vest in fiscal years 2007 and 2008, respectively. [Note 12, as modified]

(2) The number, weighted-average exercise price (or conversion ratio), aggregate intrinsic value (except for nonpublic entities), and weighted-average remaining contractual term of options (or share units) currently exercisable (or convertible).

Not applicable.

e. For each year for which an income statement is presented:

(1) A description of the method used during the year to estimate the fair value (or calculated value) of awards under share-based payment arrangements.

Prior to its adoption of SFAS 123R, the Company had accounted for the profit interests in Goodtime as liability awards pursuant to SFAS 123 using the intrinsic value based method, but had not recognized any compensation expense prior to its acquisition of Goodtime as ~~neither of~~ the subject market conditions had not been satisfied. [Note 6, as modified]

As there was no public trading market for the Company’s common stock on the grant date, ~~The Company valued the grant of~~ the restricted common stock shares were valued at $5.00 per share (or approximately $5.6 million in total) based on the fact that as a condition precedent to its acquisition of Goodtime, the Company was required to and sold in a private placement approximately 1.6 million shares of its Series A convertible preferred stock at $5.00 per share. Each share of the preferred stock is convertible into one share of the Company’s common stock, and the holders of the Series A preferred stock are not entitled to regular dividends. [Note 6, as modified]

Exhibit D

Review of Minimum Disclosure Requirements under SFAS 123(R)

In June 2006, the Company entered into an agreement with an entity for consulting services. Pursuant to the terms of the agreement, the Company paid cash consideration and issued 40,000 shares of its common stock with a fair value of $150,000, which fair value was measured at the beginning of the service agreement based on the cash value of the services and is included in share-based compensation in the accompanying consolidated statement of operations for fiscal year 2006. [Note 6, as modified]

(2) A description of the significant assumptions used during the year to estimate the fair value (or calculated value) of share-based compensation awards, including (if applicable):

(a) Expected term of share options and similar instruments, including a discussion of the method used to incorporate the contractual term of the instruments and employees’ expected exercise and post-vesting employment termination behavior into the fair value (or calculated value) of the instrument.

Not applicable.

(b) Expected volatility of the entity’s shares and the method used to estimate it. An entity that uses a method that employs different volatilities during the contractual term shall disclose the range of expected volatilities used and the weighted-average expected volatility. A nonpublic entity that uses the calculated value method should disclose the reasons why it is not practicable for it to estimate the expected volatility of its share price, the appropriate industry sector index that it has selected, the reasons for selecting that particular index, and how it has calculated historical volatility using that index.

Not applicable.

An entity that uses the intrinsic value method pursuant to paragraphs 24 and 25 of this Statement is not required to disclose the following information for awards accounted for under that method.

(c) Expected dividends. An entity that uses a method that employs different dividend rates during the contractual term shall disclose the range of expected dividends used and the weighted-average expected dividends.

Not applicable.

(d) Risk-free rate(s). An entity that uses a method that employs different risk-free rates shall disclose the range of risk-free rates used.

Not applicable.

(e) Discount for post-vesting restrictions and the method for estimating it.

The restriction associated with the commons shares granted in October 2006 stems from an agreement (the “lockup” agreement) that the grantees and certain other affiliated common stockholders entered into prior to the Company’s acquisition of Goodtime. Under the lockup agreement the stockholders are precluded from selling their shares for a period of time specified in the agreement. We did not consider this restriction when we valued the granted shares for the following reasons.
Under the terms of the lockup agreement, the trading restrictions can be lifted at any time upon the written consent of an unaffiliated party. Conceivably, this consent could have occurred before approximately two-thirds of the subject common shares became fully vested.

Exhibit D

Review of Minimum Disclosure Requirements under SFAS 123(R)

At the time the 1.1 million restricted shares were granted, there was no public trading market for our common shares, nor has our common stock ever been publicly traded. Accordingly, there is no market history for our common shares that we could have used in a practical and reasonable attempt to determine the effect of a “discount” resulting from this restriction. Accordingly, we believed it was prudent and conservative to not give consideration to the restriction when we estimated the fair value of the granted shares.

f. An entity that grants equity or liability instruments under multiple share-based payment arrangements with employees shall provide the information specified in paragraphs A240 (a)-(e) separately for different types of awards to the extent that the differences in the characteristics of the awards make separate disclosure important to an understanding of the entity’s use of share-based compensation. For example, separate disclosure of weighted-average exercise prices (or conversion ratios) at the end of the year for options (or share units) with a fixed exercise price (or conversion ratio) and those with an indexed exercise price (or conversion ratio) could be important. It also could be important to segregate the number of options (or share units) not yet exercisable into those that will become exercisable (or convertible) based solely on fulfilling a service condition and those for which a performance condition must be met for the options (share units) to become exercisable (convertible). It could be equally important to provide separate disclosures for awards that are classified as equity and those classified as liabilities.

As of October 29, 2006, the Company’s only share-based compensation plan related to the grant of the approximate 1.1 million shares of restricted common stock to certain of its employees and non-employee directors, and that fact is disclosed at Note 6. It is also disclosed at Note 6 that such common shares had a fair value of $5.00 each, and that the grant was accounted for as an equity award.

Certain details of and the accounting for the Company’s profit interests, for which the restricted common shares were exchanged, are also disclosed at Note 6.

The Company also issued 40,000 shares of common stock for services received from an unaffiliated person, which is disclosed at Note 6 as well. The grant of the restricted shares was also essentially a one-time event. The Company had no other share-based compensation plans in effect as of October 29, 2006.

g. For each year for which an income statement is presented:

(1) Total compensation cost for share-based payment arrangements

(a) recognized in income as well as the total recognized tax benefit related thereto and

Total share-based compensation expense for fiscal year 2006 and 2005 (there was no share-based compensation cost recognized in 2005) is disclosed at the statements of operations, equity and cash flows for those periods and at Note 6.

(b) the total compensation cost capitalized as part of the cost of an asset.

Exhibit D

Review of Minimum Disclosure Requirements under SFAS 123(R)

Not applicable.

(2) A description of significant modifications, including the terms of the modifications, the number of employees affected, and the total incremental compensation cost resulting from the modifications.

The exchange of the profit interests in Goodtime for the Company’s common shares is disclosed at Note 6. Substantially all of the compensation expense recognized in fiscal year 2006 was a result of the modification, and that fact is disclosed in Note 6 as well. Because the modification affected only 11 persons (seven of whom were non-employee directors), we did not think that particular disclosure was necessary.

h. As of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized.

Note 6 will be modified as follows:

Under SFAS 123R, additional compensation cost resulting from the modification of an award is recognized in the reporting period in which the modification occurs. As the Company had not recognized any compensation cost associated with the profit interests granted in Goodtime prior to the modification of those awards on October 4, 2006, the Company recognized compensation cost of approximately $3.5 million (or $0.50 per basic and diluted net loss per common stock share) during fiscal year 2006 resulting primarily from ~~such~~ the modification. Compensation cost related to the restricted common stock shares is recognized based on the respective graded vesting terms of the restricted shares rather than on a straight-line basis. ~~The Company estimates that it will recognize additional compensation cost associated with the future vesting of the restricted common stock shares of approximately $1.7 million in fiscal year 2007 and $0.4 million in fiscal year 2008.~~ As of October 29, 2006, approximately $2.1 million of compensation cost attributable to future service periods had not been recognized, all of which will be expensed over a weighted average period of approximately 13 months.

i. If not separately disclosed elsewhere, the amount of cash received from exercise of share options and similar instruments granted under share-based payment arrangements and the tax benefit realized from stock options exercised during the annual period.

As of October 29, 2006, the Company did not have a stock option plan, and the restricted common shares were granted at no cost to the grantees. The Company did realize excess tax benefits due to the difference in the book and tax bases of 40,000 shares of common stock it issued to an unaffiliated entity for services received. This tax benefit is disclosed at the equity and cash flow statements for fiscal year 2006 and at Note 6.

j. If not separately disclosed elsewhere, the amount of cash used to settle equity instruments granted under share-based payment arrangements.

Not applicable.

k. A description of the entity’s policy, if any, for issuing shares upon share option exercise (or share unit conversion), including the source of those shares (that is, new shares or treasury shares). If as a result of its policy, an entity expects to repurchase shares in the following annual period, the entity shall disclose an estimate of the amount (or a range, if more appropriate) of shares to be repurchased during that period.

Exhibit D

Review of Minimum Disclosure Requirements under SFAS 123(R)

When the Company acquired Goodtime on October 4, 2006, the profit interests in Goodtime were exchanged for approximately 1.1 million shares of ~~the Company’s~~ restricted common stock ~~shares~~, which were granted concurrent with and from the total common shares the Company issued in exchange for Goodtime. These restricted common stock shares vest (graded vesting) over the same respective periods as had the profit interests in Goodtime but are not subject to market conditions. The Company accounted for the exchange of the profit interests in Goodtime for the restricted common stock shares as a modification of an award pursuant to SFAS 123R.[Note 6, as modified]

1 A nonvested equity share or nonvested equity share unit awarded to an employee shall be measured at its fair value as if it were vested and issued on the grant date. [SFAS 123R, ¶ 21]

2 The fair value is the amount at which the common stock and/or other securities could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Quoted market prices in active markets are the best evidence of fair value and should be used as the basis for the measurement, if available. That quoted price should not be adjusted to reflect transferability restrictions, large block factors, avoided underwriter's fees, or time value discounts. If a quoted market price is not available, the estimate of fair value should be based on the best information available in the circumstances. (EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” ¶ 5. footnote 3)